UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):	September 28, 2026

VerifyMe, Inc.

(Exact name of registrant as specified in its charter)

Nevada	001-39332	23-3023677
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

801 International Parkway, Fifth Floor, Lake Mary, Florida	32746
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	(585) 736-9400

_____________________

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	VRME	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

1

Explanatory Note

As previously disclosed, on February 11, 2026, VerifyMe, Inc., a Nevada corporation (the “Company,” “VerifyMe,” “we” or “us”) entered into an Agreement and Plan of Merger (as subsequently amended, the “Merger Agreement”) with VRME Subsidiary Corp., a Nevada corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Open World Ltd., a Cayman Islands exempted company (“OpenWorld”), which provides for, among other things, the merger of Merger Sub with and into OpenWorld, with OpenWorld continuing as the surviving corporation and a wholly owned subsidiary of VerifyMe subject to the terms and conditions set forth in the Merger Agreement.

As requested by Nasdaq, the Company is filing this Current Report on Form 8-K to provide certain pro forma financial information regarding the proposed merger for the six months ended June 30, 2026.

Item 9.01	Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

The audited consolidated financial statements of OpenWorld for the years ended December 31, 2025 and 2024 and the related notes thereto are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

The unaudited condensed consolidated financial statements of OpenWorld for the three and six months ended June 30, 2026 and 2025 and the related notes thereto are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

(b) Pro forma financial information.

The unaudited pro forma condensed combined financial information of VerifyMe and OpenWorld as of and for the six months ended June 30, 2026, together with the related notes, is filed as Exhibit 99.3 to this Report and incorporated herein by reference.

(d) Exhibits.

Exhibit No.	Description
23.1	Consent of RSM Cayman Ltd.
99.1	Audited Consolidated Financial Statements of Open World Ltd. for the Years Ended December 31, 2025 and December 31, 2024.
99.2	Unaudited Consolidated Financial Statements of Open World Ltd. for the six months ended June 30, 2026 and June 30, 2025.
99.3	Unaudited pro forma condensed combined financial information of VerifyMe, Inc. and Open World Ltd. for the year ended December 31, 2025 and for the six months ended June 30, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

2

Forward-Looking Statements

This Form 8-K includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “potential,” “proposed,” “could,” “may,” “will,” “shall,” “should,” “upon,” “would,” and other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the proposed business combination between OpenWorld and VerifyMe and the anticipated listing of the combined company on Nasdaq. Each forward-looking statement contained in this Form 8-K is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement or could otherwise cause the transaction to fail to close; (2) the institution or outcome of any legal proceedings that may be instituted against VerifyMe or OpenWorld following the announcement of the merger agreement and the transactions contemplated therein; (3) the inability of the parties to complete the proposed business combination, including certain regulatory approvals, or satisfy other conditions to closing in the merger agreement; (4) the risk that the proposed business combination disrupts current plans and operations as a result of the time it diverts from management and the consummation of the proposed business combination; (5) the ability to recognize the anticipated benefits of the proposed business combination; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; and (8) the risks and uncertainties identified under VerifyMe’s Annual Report on Form 10-K, as well as other information VerifyMe has or may file with the SEC from time to time.

VerifyMe cautions investors not to place considerable reliance on the forward-looking statements contained in this communication. You are encouraged to read VerifyMe’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements speak only as of the date of this document, and VerifyMe undertakes no obligation to update or revise any of these statements except as required by applicable law. VerifyMe’s business is subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should consider these risks and uncertainties. VerifyMe does not give any assurance that VerifyMe or OpenWorld will achieve its expectations by the transactions contemplated in the merger agreement or otherwise.

Important Additional Information and Where to Find It

In connection with the proposed transaction, VerifyMe filed the Registration Statement to register the shares of VerifyMe common stock to be issued in connection with the proposed merger. The Registration Statement includes a proxy statement/prospectus and was declared effective by the SEC on August 12, 2026. At the annual meeting of VerifyMe stockholders held on September 24, 2026, VerifyMe stockholders approved the proposals relating to the proposed merger described in the Proxy Statement/Prospectus. The merger agreement and the agreements and forms of agreements described in the Proxy Statement/Prospectus and Registration Statement should not be read alone but should instead be read in conjunction with the other information regarding the merger agreement, VerifyMe, OpenWorld, and their respective affiliates and respective businesses, that are contained in, or incorporated by reference into, the Proxy Statement/Prospectus and Registration Statement as well as in the Forms 10-K, Forms 10-Q and other filings that VerifyMe makes with the SEC. INVESTORS AND STOCKHOLDERS OF VERIFYME ARE URGED TO READ THE REGISTRATION STATEMENT AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY THEY CONTAIN IMPORTANT INFORMATION ABOUT VERIFYME, OPENWORLD, THE MERGER AND RELATED MATTERS.

Investors and stockholders of VerifyMe can obtain free copies of the Registration Statement, Proxy Statement/Prospectus, and other documents filed by VerifyMe with the SEC through the website maintained by the SEC at www.sec.gov. In addition, VerifyMe stockholders of record may obtain at no cost, upon written request, a copy of VerifyMe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (without exhibits), as filed with the SEC, with exhibits thereto being made available, upon written request and payment to VerifyMe of the reasonable costs of reproduction and mailing, if any, by contacting VerifyMe by mail at VerifyMe, Inc., 801 International Parkway, Fifth Floor, Lake Mary, Florida 32746, Attention: Corporate Secretary. Investors and stockholders of VerifyMe are urged to read the Registration Statement, Proxy Statement/Prospectus, and the other relevant materials before making any investment decision with respect to the proposed merger.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VerifyMe, Inc.

Date: September 28, 2026	By:	/s/ Adam Stedham
Adam Stedham
Chief Executive Officer and
President

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form 8-K of VerifyMe, Inc. of our report dated April 10, 2026, relating to the consolidated financial statements of Open World Ltd. appearing in the Prospectus, which is part of this Registration Statement.

/s/ RSM Cayman Ltd.

Grand Cayman, Cayman Islands

September 28, 2026

Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025, and December 31, 2024

(Expressed in U.S. dollars)

OPEN WORLD LTD.

Consolidated Financial Statements of Open World Ltd. for the Years Ended December 31, 2025 and 2024

F-2

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Open World Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Open World Ltd. and its subsidiaries (the Group) as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

F-3

Revenue Recognition

As described in Note 2 to the financial statements, the Group recognizes revenue from contracts with customers through the following steps: identification of the contract, or contracts, with the customer, identification of the performance obligations in the contract, determination of the transaction price, allocation of the transaction price to the performance obligations in the contract, and recognition of the revenue when, or as, the Group satisfies a performance obligation. Revenue is recognized when the performance obligations of the services are satisfied, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services.

•	For Advisory and Onboarding, revenue is recognized ratably over time as administrative services are provided. Compensation is typically a fixed monthly fee, payable in US dollars or stablecoins.

•	For Digital Assets and Capital Markets Infrastructure, revenue is recognized at the vesting date of tokens, which aligns with the satisfaction of performance obligations under the related service agreements. Vesting commences no earlier than the Token Generation Event, when an observable market price exists and rights to tokens are legally enforceable. The Group measures such revenue at the fair value of tokens on the vesting date, using end-of-day (UTC) pricing.

Given these factors, the related audit effort in evaluating management’s judgments in identifying performance obligations for these customer agreements was extensive and required a high degree of auditor judgment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. Our procedures related to the Group’s identification of performance obligations included, among others:

•	We evaluated management’s significant accounting policies related to these customer agreements for reasonableness.

•	We obtained and read revenue contracts and evaluated the completeness of the performance obligations identified by management, and performed an evaluation of whether these performance obligations were distinct and capable of being distinct.

•	For each contract with multiple performance obligations, we also tested the recorded revenue to each performance based obligation.

•	Performed journal entry testing focused on revenue to identify unusual or fraudulent entries.

/s/ RSM Cayman Ltd.

We have served as the Group's auditor since 2025.

Grand Cayman, Cayman Islands

April 10, 2026

F-4

Open World Ltd. | Consolidated Financial Statements

OPEN WORLD LTD.

Consolidated Balance Sheets

As of December 31, 2025, and December 31, 2024

(Expressed in U.S. dollars)

	December 31, 2025	December 31, 2024

ASSETS
Current assets
Cash and cash equivalents	729,422	4,025,185
Accounts receivable	1,266,223	13,934,613
Crypto assets	922,987	8,007,056
Investments	539,328	-
Loans receivable	814,369	-
Shares and warrants receivable	585,599	-
Prepaids and deposits	89,143	237,457
Due from related parties	14,775	43,032
Total current assets	4,961,846	26,247,343
Non-current assets
Right-of-use assets, net	982,858	1,258,424
Investments	100,348	100,000
Total non-current assets	1,083,206	1,358,424

TOTAL ASSETS	6,045,052	27,605,767

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	1,156,624	1,102,035
Deferred revenue	125,590	293,500
Lease liabilities	284,651	263,352
Total current liabilities	1,566,865	1,658,887
Non-current liabilities
Lease liabilities	723,844	1,008,495

Total liabilities	2,290,709	2,667,382

Stockholders’ equity (deficiency)
Capital stock
Authorized: 500,000,000 common stock at par value of $0.0001 (2024 - 5,000,000 common stock at par value of $0.01)
Issued and outstanding: 126,080 shares (2024 - 116,030)	13	1,160
Additional paid-in-capital	4,379,103	50
Treasury shares	-	(50)
Simple agreements for future equity	2,000,000	2,000,000
(Deficit) retained earnings	(2,624,773)	22,937,225
Total stockholders' equity	3,754,343	24,938,385
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	6,045,052	27,605,767

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Open World Ltd. | Consolidated Financial Statements

OPEN WORLD LTD.

Consolidated Statements of Operations

For the years ended December 31, 2025, and December 31, 2024

(Expressed in U.S. dollars)

	Year ended December 31,
	2025	2024

Revenue
Revenues from contracts with customers	35,748,499	39,626,473
Total Revenues	35,748,499	39,626,473

Cost of sales	(5,235,082)	(1,921,861)
Gross Profit	30,513,417	37,704,612

Operating expenses
Consulting and management fees	(6,354,029)	(3,987,924)
General and administrative expenses	(837,466)	(410,363)
Bad debt provision	(422,943)	(869,906)
Insurance expenses	(254,270)	(214,375)
Legal fees	(1,095,020)	(511,908)
Professional fees	(938,064)	(355,743)
Stock-based compensation	(4,378,102)	-
Travel expenses	(669,792)	(159,675)
Operating lease expense	(346,276)	(242,538)
Total operating expenses	(15,295,962)	(6,752,432)

Net income before other income (expense)	15,217,455	30,952,180

Other income (expense)
(Loss) gain on crypto asset sales	(4,374,903)	122,250
Net change in fair value of investments	(3,639,080)	-
Net change in fair value of shares and warrants receivable	(3,529,052)	-
Net change in fair value of crypto assets	(8,154,783)	(3,305,210)
Net change in fair value of receivables	(15,748,701)	(2,722,651)
Total other expense, net	(35,446,519)	(5,905,611)

(Loss) income before income tax expense	(20,229,064)	25,046,569
Provision for income taxes	-	-
Net (loss) income for the year	(20,229,064)	25,046,569
Net (loss) income per share
Basic	$(189)	$245
Diluted	$(189)	$218
Weighted average shares of common stock
Basic	107,042	102,346
Diluted	107,042	114,683

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Open World Ltd. | Consolidated Financial Statements

OPEN WORLD LTD.

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2025 and December 31, 2024

(Expressed in U.S. dollars)

	Common Stock		Additional paid-in capital		Treasury shares	Simple agreements for future equity	(Deficit) Retained earnings	Stockholders’ equity
	Number	$	$		$	$	$	$

Balance, December 31, 2023	100,000	1,000	-	-	-	-	2,271,747	2,272,747

Issuance (repurchase and retirement) of stock, net	16,030	160	50		(50)	-	-	160
Simple agreements for future equity	-	-	-		-	2,000,000	-	2,000,000
Net income for the year	-	-	-	-	-	-	25,046,569	25,046,569
Dividends declared and paid	-	-	-		-	-	(4,381,091)	(4,381,091)
Balance, December 31, 2024	116,030	1,160	50	-	(50)	2,000,000	22,937,225	24,938,385

Adjustment to opening retained earnings	-	-	-		-	-	(264,351)	(264,351)
Issuance (repurchase and retirement) of stock, net	15,050	(87)	(315)		-	-	-	(402)
Recapitalization	(5,000)	(1,060)	1,010		50	-	-	-
Stock-based compensation	-	-	4,378,358		-	-	-	4,378,358
Net loss for the year	-	-	-	-	-	-	(20,229,064)	(20,229,064)
Dividends declared and paid	-	-	-		-	-	(5,068,583)	(5,068,583)
Balance, December 31, 2025	126,080	13	4,379,103	-	-	2,000,000	(2,624,773)	3,754,343

The accompanying notes are an integral part of these consolidated financial statements

F-7

Open World Ltd. | Consolidated Financial Statements

OPEN WORLD LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, and December 31, 2024

(Expressed in U.S. dollars)

	Year ended December 31,
	2025	2024
OPERATING ACTIVITIES

Net (loss) income for the year	(20,229,064)	25,046,570

Adjustments to reconcile net income to cash flows from operations:
Imputed interest on lease liability (non-cash)	49,021	44,034
Right of use assets amortization	275,566	198,505
Gain (loss) on crypto assets sale	4,374,903	(122,250)
Net change in fair value of crypto assets	8,154,783	3,305,210
Net change in fair value of receivables	11,711,086	2,722,651
Net change in fair value of loans receivable	4,037,614	-
Net change in fair value of shares and warrants receivable	3,529,051	-
Net change in fair value of investments	3,639,080	-
Stock-based compensation	4,378,102	-

Changes in working capital balances related to operations:
Decrease (increase) in accounts receivable	957,305	(14,262,087)
Increase in loans receivable	(4,851,983)	-
Increase in shares and warrants receivable	(4,114,650)
Decrease in prepaid expenses	148,314	41,196
Decrease in due from related party	28,257	46,398
Purchases of crypto assets	(25,198,384)	(25,146,088)
Proceeds from sales of crypto assets	17,574,360	14,480,481
Decrease in deferred revenue	(167,910)	(5,000)
Increase in accounts payable and accrued liabilities	(209,762)	130,614

Other Operating Cash Adjustments:
Lease payments	(312,373)	(229,116)
Net cash provided by operating activities	3,773,316	6,251,118

INVESTING ACTIVITIES
Investments	(2,000,348)	(100,000)
Cash used in investing activities	(2,000,348)	(100,000)

FINANCING ACTIVITIES
Proceeds from private placements	-	210
Repurchase of shares	(148)	(50)
Proceeds from issuance of SAFE notes	-	2,000,000
Dividends paid	(5,068,583)	(4,381,092)
Cash used by financing activities	(5,068,731)	(2,380,932)

Net (decrease) increase in cash for the year	(3,295,763)	3,770,186
Cash, beginning of the year	4,025,185	254,999
Cash, end of the year	729,422	4,025,185

The accompanying notes are an integral part of these consolidated financial statements.

F-8

Open World Ltd. | Consolidated Financial Statements

Supplemental disclosures of cash flow information

Cash paid for interest during December 31, 2025 was $49,021 (2024: $44,034), which is included within operating activities in the statement of cash flows.

Supplemental schedule of non-cash activities

Non-cash operating activities

During 2025 and 2024, the Company received non-cash consideration for revenues from contracts with customers and recognized unrealized remeasurement adjustments on crypto assets of $8,154,783 and $3,305,210, respectively, which are reflected as non-cash adjustments within operating activities.

Non-cash investing and financing activities

During 2025, the Company did not recognize any new right-of-use assets or corresponding lease liabilities in connection with operating lease agreements under ASC Topic 842, Leases.

During the year ended December 31, 2025, the Company acquired Heritage Distilling Holding Company, Inc. (“IPST”) common stock (see Note 17) for total consideration of $4,178,407, of which $2,178,407 was satisfied through crypto assets as a non-cash investing activity.

The Company did not enter into any other significant non-cash investing or financing transactions during 2025 or 2024.

The accompanying notes are an integral part of these consolidated financial statements.

F-9

Open World Ltd. | Notes to Consolidated Financial Statements

1.	NATURE OF OPERATIONS

Open World Ltd. was incorporated under the laws of the Cayman Islands. Open World Ltd. and its subsidiaries (“OpenWorld”, the “Company”, or the “Group”) operate at the intersection of institutional capital markets, enterprise blockchain infrastructure, and real-world asset tokenization.

On October 9, 2025, the Company completed a corporate reorganization (the “Reorganization”) pursuant to which Open World Ltd. became the parent company of Open World Inc., Webslinger Advisors SEZC Inc., and Open World Wyoming Inc. The Reorganization was a transaction among entities under common control and was accounted for in accordance with ASC Topic 805, Business Combinations. In accordance with ASC 805-50, these comparative consolidated financial statements have been prepared on a retrospective basis as if the Reorganization had occurred on October 4, 2023.

2.	BASIS OF PRESENTATION

[a] Accounting standards

The consolidated financial statements of the Group have been prepared using the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are expressed in U.S. dollars. These consolidated financial statements include the accounts of the Company and its wholly owned and controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated. The consolidated financial statements have been prepared for audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are intended to be included in a future filing with the Securities and Exchange Commission (“SEC”). The Company will evaluate and update the presentation and disclosures as necessary once the specific SEC form and related requirements are determined.

[b] Critical accounting estimates and judgments

Preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions in the consolidated financial statements and notes thereto. Significant estimates, assumptions and judgements include judgment in determining performance obligations; fair value measurement of crypto assets and receivables denominated in crypto assets; the assessment of collectability of accounts receivable; the valuation of privately-held strategic investments, including impairments; the identification and valuation of assets acquired and liabilities assumed in business combinations; loss contingency identification and valuation, including assessing the likelihood of adverse outcomes from positions, claims, and disputes, recoveries of losses recorded, and associated timing. The Group is also exposed to risks inherent in crypto assets, including price volatility, liquidity, and counterparty risks.

Actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties. To the extent that there are material differences between these estimates and actual results, the consolidated financial statements will be affected. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the result of which forms the basis for making judgments about the carrying values of assets and liabilities.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements by the Group.

F-10

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

[a] Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned and controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases. All inter-company transactions and balances have been eliminated upon consolidation.

[b] Revenue Recognition

The Group determines revenue recognition from contracts with customers through the following steps:

▪	identification of the contract, or contracts, with the customer;
▪	identification of the performance obligations in the contract;
▪	determination of the transaction price;
▪	allocation of the transaction price to the performance obligations in the contract; and
▪	recognition of the revenue when, or as, the Group satisfies a performance obligation.

Revenue is recognized when performance obligations are satisfied, in an amount that reflects the consideration the Group expects to be entitled to in exchange for its activities.

Advisory and Onboarding

Revenue is recognized ratably over time as performance obligations are satisfied. Compensation is typically a fixed monthly fee, payable in US dollars or stablecoins.

Digital Assets and Capital Markets Infrastructure

Revenue is recognized at the vesting date of tokens, which aligns with the satisfaction of performance obligations under the underlying arrangements. Vesting commences no earlier than the Token Generation Event, when an observable market price exists and rights to tokens are legally enforceable. The Group measures such revenue at the fair value of tokens on the vesting date, using end-of-day (23:59:59 UTC) pricing.

[c] Cost of sales

Cost of sales primarily consists of direct costs incurred to deliver the Group’s advisory and onboarding, digital assets, and capital markets capabilities. These costs are recognized in the period in which the related performance obligations are satisfied and revenue is recognized. Cost of sales primarily includes:

Professional and Consulting Fees: Fees paid to third-party providers, contractors, external specialists, and other consultants who support the Group’s revenue-generating activities.

Technology and Infrastructure Costs: Direct expenses related to hosting, cloud computing, blockchain network usage, cybersecurity support, and other infrastructure required to fulfill performance obligations under customer contracts.

Other Direct Costs: Out-of-pocket expenses incurred in fulfilling customer contracts, including reimbursed client costs, transaction-specific expenditures, data services, travel, and similar costs directly related to advisory and onboarding, digital assets or capital markets activities.

Costs not directly attributable to revenue-generating activities are recorded within Operating Expenses, including general and administrative costs, consulting and management fees, bad debt provisions, insurance, corporate legal and professional fees, travel not tied to customer contracts, and operating lease expenses.

F-11

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

[d] Consulting and management fees

Consulting and management fees consist primarily of compensation-related costs for personnel who support the Company’s operations, including (i) wages and salaries for employees and (ii) fees and costs paid to independent contractors and consultants (collectively, “team wages”). These amounts may also include employer payroll taxes and other personnel-related costs, as applicable. Consulting and management fees are recognized as expense as the related activities are performed (generally on a straight-line basis over the service period when billed at fixed rates) and are classified within operating expenses in the accompanying consolidated financial statements. Amounts owed but not yet paid at the reporting date are included in accrued expenses and other current liabilities, and prepayments for services not yet received are recorded in prepaid expenses and expensed as incurred.

[e] Accounts Receivable

Accounts receivable consists of receivables from revenues from contracts with customers and other receivables, net of provision for bad debts and bad debt written off. Receivables denominated in crypto assets are contractual rights to receive cash or crypto assets either on demand or on fixed or determinable dates and are recognized as an asset in the Consolidated Balance Sheet.

Receivables are initially recorded at the transaction price, representing consideration to which the Group expects to be entitled to in exchange for satisfying its performance obligations. For performance obligations satisfied over time, receivables are recognized as revenue is earned, typically monthly or quarterly based on performance obligations. For performance obligations satisfied at a point in time, receivables are recognized when the performance obligation is satisfied.

Certain crypto assets are subject to contractual sale restrictions pursuant to lock-up schedules. Crypto assets subject to lock-up schedules that have not yet been received by the Company are recognized as receivables denominated in crypto assets. As of December 31, 2025, the Company held $1,211,696 (2024: $13,463,445) of receivables subject to such restrictions. The fair value of receivables subject to lock-up schedules includes a discount for lack of marketability. Restriction periods for these receivables range from less than one week to approximately two years.

Receivables denominated in crypto assets represent rights to receive a fixed amount of crypto assets and meet the definition of hybrid financial instruments containing an embedded derivative feature under ASC Topic 815, Derivatives and Hedging. The Group accounts for these hybrid instruments in their entirety at fair value, with changes in fair value recognized in the consolidated Statement of Operations within “Net change in fair value of accounts receivable.” This approach reflects both the host receivable component and the embedded derivative feature as a single financial instrument measured at fair value each reporting period.

The Group evaluates collectability based on expected credit losses in accordance with ASC Topic 326, Financial Instruments — Credit Losses. An allowance for doubtful accounts is recognized based on historical loss experience, the aging of receivable balances, and management’s assessment of current and expected future economic conditions.

[f] Crypto Assets

The Group accounts for cryptocurrencies, tokens, and stablecoins (collectively, “crypto assets”) in accordance with ASC Topic 350-60, Accounting for and Disclosure of Crypto Assets (ASU 2023-08), which the Group adopted effective January 1, 2024. This standard supersedes prior indefinite-lived intangible asset treatment and requires qualifying crypto assets to be classified as intangible assets and measured at fair value with changes in fair value recognized in net income.

The Group receives crypto assets as a form of consideration under certain of its commercial arrangements, which are recorded as Crypto assets in the Consolidated Balance Sheet when received. Under this guidance, crypto assets are measured at fair value, with changes recognized in net income.

F-12

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

Crypto assets are initially recognized at fair value on the date of acquisition or receipt, based on observable quoted market prices. An observable market for crypto assets is determined based on whether quoted prices in active markets are readily and regularly available and whether those prices reflect actual, orderly transactions. For crypto assets with high trading volume across reputable exchanges, the Group concludes there is an observable market and measures fair value based on Level 1 inputs. They are classified as current or non-current assets depending on management’s intent regarding use, including treasury holdings and operational purposes. As the Group’s crypto assets are held for and used in the ordinary course of business, they are classified as current assets.

Crypto assets are remeasured at fair value at each reporting date. All fair value gains and losses are recognized in the consolidated Statement of Operations within “Other Income (Expense) - Net change in fair value of crypto assets.” Gains and losses on crypto asset sales are recognized on a first-in-first-out (“FIFO”) basis. Cash flows from crypto assets held for operations are recorded as Net changes in operating assets and liabilities in the consolidated statement of cash flows.

The Group holds crypto assets in self-custodied wallets and custodial accounts at third-party institutions which require dual authorization for transactions. Disposals occur through approved OTC counterparties, including Wintermute and GSR, or on exchanges.

[g] Leases

The Company accounts for leases in accordance with ASC Topic 842, Leases. The Company determines if an arrangement is a lease at inception. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate, based on the information available at the commencement date, to determine the present value of future lease payments. Right-of-use assets include any prepaid lease payments and exclude any lease incentives and initial direct costs incurred. Operating lease expenses are recognized on a straight-line basis over the term of the lease, consisting of interest accrued on the lease liability and depreciation of the right-of-use asset. The lease terms may include options to extend or terminate the lease if it is reasonably certain the Group will exercise that option.

[h] Investments

The Group’s strategic investments primarily include equity investments in public and privately held companies where the Group (1) holds less than 20% ownership in the entity, and (2) does not exercise significant influence. These investments are recorded at cost and measured at fair value. For privately held companies without readily determinable fair values adjusted for: (i) observable transactions for same or similar investments of the same issuer (referred to as the measurement alternative) or (ii) impairment, which are recorded in Other (income) expense, net in the Consolidated Statement of Operations.

[i] Cash and cash equivalents

Cash and cash equivalents include cash held at financial institutions, cash on hand that is not restricted as to withdrawal or use with an initial maturity of three months or less but exclude stablecoins (e.g., USDT, USDC), which are classified as crypto assets and cash held in accounts at venues. Venues include other crypto asset trading platforms and payment processors that hold money and crypto assets.

Funds held at financial institutions

Cash and cash equivalents are primarily placed with financial institutions which are of high credit quality, primarily in highly liquid, highly rated instruments which are uninsured. The Group may also have corporate deposit balances with financial institutions which exceed the Federal Deposit Insurance Corporation insurance limit of $250,000. The Group has not experienced losses on these accounts and does not believe it is exposed to any significant credit risk with respect to these accounts.

F-13

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

Funds held at trading venues, payment processors, and clearing brokers

The Group holds cash at trading venues including both self-custodied wallets and custodial accounts at third-party institutions and performs a regular assessment of these venues as part of its risk management process.

[j] Income taxes

The Company and its subsidiaries are incorporated in the Cayman Islands, which does not impose corporate income or capital gains taxes. Accordingly, no provision for current or deferred income taxes has been recognized.

The Group applies the provisions of ASC Topic 740, Income Taxes, related to uncertain tax positions. As of December 31, 2025, and 2024, the Group had no unrecognized tax benefits, and no interest or penalties related to uncertain tax positions have been recognized.

[k] Basic and diluted Earnings or Loss per Share

The Group has adopted ASC Topic 260, Earnings per Share which requires presentation of basic earnings per share.

Basic earnings or loss per share is calculated by dividing net income or loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted. In calculating diluted EPS, the Group adjusts both net income and the weighted-average number of shares outstanding to give effect to all potentially dilutive instruments, including simple agreements for future equity and stock-based awards, using the treasury stock method or if-converted method, as appropriate. The effects of securities that are anti-dilutive are excluded from the calculation of diluted EPS. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

[l] Share capital

The Group records proceeds from share issuances net of issuance costs. Shares issued for consideration other than cash are valued at the quoted price on the date the shares are issued.

[m] Equity based compensation

Stock options

The Group accounts for the stock options issued to consultants and employees of the Company at the fair value of the options granted in accordance with ASC Topic 718, Stock Compensation.

The fair value of the options is determined at the grant date using Black-Scholes option pricing model which requires assumptions including ordinary share price, expected price volatility, expected term, risk-free interest rate, and dividend yield. The equity compensation expense is charged to operations and is amortized over the vesting period on a straight-line basis, with the offset recorded to additional paid-in capital. At the end of each reporting period, the Group estimates the number of equity instruments expected to vest, and the revisions, if any, are recognized to profit or loss such that the cumulative expense reflects the revised estimate.

F-14

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

Restricted Shares

The Group accounts for restricted shares granted to directors, officers, consultants and employees of the Company at fair value in according with ASC Topic 718, Stock Compensation.

Restricted shares are classified as equity and measured at fair value determined at the grant date based on the fair value of the Company’s ordinary shares. Certain shares are issued at grant but subject to service-based vesting and repurchase rights at the original issuance price upon termination. The excess of grant-date fair value over the purchase price, if any, is recognized as stock-based compensation expense on a straight-line basis over the requisite service period.

Unvested restricted shares are recorded as issued shares with a corresponding deferred stock-based compensation balance within shareholders’ equity, which is amortized over the vesting period. Stock-based compensation expense is included in operating expenses in the Statement of Operations.

[n] Fair value measurements

The Group analyzes all financial instruments with features of both liabilities and equity under ASC Topic 490, Distinguishing Liabilities from Equity, and ASC Topic 815, Derivatives and Hedging.

The Group’s financial instruments consist of cash, accounts receivable denominated in crypto assets, shares and warrants receivable, other receivables, investments, trade and other payables, and lease liabilities. The carrying amounts of these instruments approximate their fair values due to their short maturities. The fair value of long-term lease liabilities also approximates their carrying amount as there have been minimal changes in interest rates and in the Group’s own credit risk since inception.

The Group measures certain assets and liabilities at fair value in accordance with ASC Topic 820, Fair Value Measurement. ASC 820 establishes a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value:

•	Level 1 - Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

•	Level 2 - Level 2 inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 - Level 3 inputs are unobservable inputs for the asset or liability, reflecting the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Group’s crypto assets, shares receivable, and current investments are classified within Level 1, and accounts receivable including embedded derivative features and warrants receivable, are classified within Level 2, as their valuation is based on quoted market prices for identical crypto assets in active markets.

The Group presents fair value measurements for its crypto assets, financial assets and liabilities in the notes to the consolidated financial statements and discloses any transfers between levels of the hierarchy, although no such transfers occurred during the periods presented.

[o] Related party transactions

All transactions with related parties are in the normal course of operations and are measured at the exchange amount.

F-15

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

[p] Derivatives

The Group accounts for derivatives in accordance with ASC Topic 815, Derivatives and Hedging. Certain accounts receivable denominated in crypto assets contain embedded derivative features arising from rights to receive fixed quantities of crypto assets. These instruments are accounted for in their entirety at fair value, rather than bifurcating the embedded derivative. Changes in fair value are recognized in the consolidated Statement of Operations within “Net change in fair value of accounts receivable.”

The Group’s accounts receivable with embedded derivative features are classified within Level 2 of the fair-value hierarchy, as their valuation is based on quoted market prices for identical crypto assets in active markets.

[q] Subsequent Events

The Group evaluates subsequent events through the date the consolidated financial statements are available to be issued, and recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the consolidated financial statements.

Subsequent events that provide evidence about conditions that arose after the balance sheet date are disclosed in the notes to the consolidated financial statements, but are not recognized in the financial statements.

[r] Commitments and Contingencies

The Group accounts for commitments and contingencies in accordance with ASC Topic 450, Contingencies. Loss contingencies, including legal claims, are accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Commitments, such as agreements and non-cancellable leases, are disclosed when material.

[s] Segment Reporting

The Group determines its reportable segments in accordance with ASC Topic 280, Segment Reporting. Management concluded the Group has a single operating and reportable segment under ASC 280 because the Chief Executive Officer, as the Chief Operating Decision Maker (“CODM”), evaluates performance and allocates resources based on consolidated financial information and does not regularly review discrete financial information by service line, geography, legal entity, or other component. While the Group may engage in multiple activities, they are managed as an integrated business with centralized decision-making, and there are no components for which operating results are regularly reviewed by the CODM with discrete financial information for purposes of allocating resources and assessing performance in a manner that would constitute separate operating segments. Accordingly, the Group operates as one operating segment and, therefore, one reportable segment.

[t] Employee benefits

The Cayman Islands requires employers to contribute to a pension plan on behalf of employees, up to a statutory maximum amount per annum. As of December 31, 2025, the Group has not yet established its own pension plan but is subject to this statutory obligation.

Accordingly, the Group has recognized an accrued liability for amounts due under this requirement. At December 31, 2025, the Group accrued $105,011 (2024: $49,168) within accrued expenses and other current liabilities in the consolidated balance sheet.

For the year ended December 31, 2025, the Group recorded pension expense of $55,843 (2024: $39,901), which represents the contribution obligation attributable to employee service during the year.

F-16

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

The Group will fund the obligation in accordance with Cayman Islands’ statutory requirements in the subsequent fiscal year. No additional defined benefits or defined contribution plans have been established by the Group as of the reporting date.

[u] Warrants Issued by the Company

The Company accounts for warrants issued for its common stock in accordance with ASC Topic 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity. Warrants are evaluated at issuance to determine whether they should be classified as equity or as a liability.

Warrants are classified as equity instruments if they require settlement in a fixed number of shares of the Company’s common stock, are indexed to the Company’s own stock, and do not contain provisions that could require cash settlement or otherwise preclude equity classification.

If classified as equity, warrants are recorded at their relative fair value on the issuance date within additional paid-in capital and are not subsequently remeasured. Upon exercise, proceeds received are recorded as an increase to common stock and additional paid-in capital. Warrants that expire unexercised remain within additional paid-in capital.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Recently adopted accounting pronouncements

Crypto assets

On December 13, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-08, Intangibles – Goodwill and Other (Topic 350): Accounting for and Disclosure of Crypto Assets. ASU 2023-08 requires qualifying crypto assets to be measured at fair value with changes recognized in net income and presented separately from other intangible assets in the balance sheet, along with expanded disclosures. The Group early adopted ASU 2023-08 effective January 1, 2024. The adoption did not have a material impact on the Group’s consolidated financial statements other than changes in presentation and disclosure.

Segment reporting

On November 27, 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC Topic 280, Segment Reporting, to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Group’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The amendments also extend disclosure requirements to entities with a single reportable segment. The Group adopted ASU 2023-07 effective December 31, 2024 on a retrospective basis. The Group operates as a single reportable segment. The Chief Executive Officer acting as CODM reviews financial information on a consolidated basis when evaluating performance and allocating resources.

Substantially all of the Group’s operations and long-lived assets are located in the Cayman Islands. Accordingly, no further segment or geographic disclosures are presented.

F-17

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

Accounting pronouncements pending adoption

On November 4, 2024, the FASB issued ASU 2024-03, Expense Disaggregation Disclosures (Subtopic 220). This standard amends ASC Topic 220, Comprehensive Income, to require expanded disclosure of certain natural expense categories (such as employee compensation, depreciation, and amortization) within the notes to the consolidated financial statements. The amendments are effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The Group is currently evaluating the impact of adopting ASU 2024-03 on its consolidated financial statements and related disclosures.

5. REVENUE

The Group recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue is primarily derived from platform-enabled solutions, including token launch support, digital assets and capital markets infrastructure, and foundation administration. Revenue is recognized as performance obligations are satisfied in an amount that reflects the consideration expected to be received.

Revenue disaggregated by category for the years ended December 31, 2025, and 2024 is presented in the table below:

	2025	2024
Digital assets and capital markets infrastructure	32,187,179	34,732,400
Advisory and onboarding	3,561,320	4,894,073
Total revenue	35,748,499	39,626,473

For the year ended December 31, 2025, one customer accounted for approximately $12.3 million (34%) of total revenue, a second customer accounted for approximately $4.2 million (12%) of total revenue, a third customer accounted for approximately $4.1 million (12%) of total revenue, and a fourth customer accounted for approximately $3.4 million (10%) of total revenue. No other individual customer accounted for greater than 10% of revenue.

For the year ended December 31, 2024, one customer accounted for approximately $12.1 million (32%) of total revenue, a second customer accounted for approximately $7.5 million (20%) of total revenue, a third customer accounted for approximately $7.3 million (19%) of total revenue, and a fourth customer accounted for approximately $4.2 million (11%) of total revenue. No other individual customer accounted for greater than 10% of revenue.

6. COST OF SALES

Cost of sales for the year ended December 31, 2025 increased to $5,235,082 compared to $1,921,861 for the year ended December 31, 2024.

During the year ended December 31, 2025, Open World Inc. entered into an amendment to an existing contract with a third-party. The amendment modified certain terms and conditions of the original agreement, including a reduction in the token supply to be delivered under the contract.

Open World Inc. evaluated the accounting implications of the contract amendment and determined that the modification should be accounted for prospectively. Accordingly, no retrospective adjustment to prior period financial statements was required.

As a result of this amendment, Open World Inc. recognized an incremental expense of $4,549,500 during the current year, which is included in cost of sales in the accompanying consolidated statement of operation

F-18

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

7. CASH

Cash balance includes certain amounts that are restricted as to use. Restricted cash consists of funds held for the Company’s REAP card, which are designated for specific related expenditures charged to the card and are not available for general operating purposes. The restricted cash balance totaled $5,838 as of December 31, 2025 and $44,473 as of December 31, 2024.

The following table presents the Group’s cash as of December 31, 2025, and December 31, 2024.

	December 31, 2025	December 31, 2024
Cash	723,584	3,980,712
Restricted cash	5,838	44,473
Total cash	729,422	4,025,185

8. ACCOUNTS RECEIVABLE

Accounts receivable consists primarily of amounts due from customers comprising of crypto assets and other receivables. Accounts receivable – crypto assets (see below) include embedded derivative features arising from the right to receive a fixed quantity of crypto assets. These instruments are accounted for in their entirety at fair value, with changes in fair value recognized in the consolidated Statement of Operations within “Change in fair value of accounts receivable.” The contractual amounts of accounts receivable denominated in crypto assets approximate their fair value as of each reporting date.

The following table presents the Group’s accounts receivable as of December 31, 2025, and December 31, 2024.

	December 31, 2025	December 31, 2024
Accounts receivable - crypto assets	1,211,696	13,463,445
Accounts receivable - other	54,527	471,168
Total accounts receivable	1,266,223	13,934,613

The following table presents a reconciliation of accounts receivable, including embedded derivative features, for the years ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Beginning balance, January 1	13,934,613	2,395,177
Additions / new contracts	26,652,008	39,749,349
Settlements	(22,636,869)	(24,617,356)
Net change in fair value of receivables	(11,711,086)	(2,722,651)
Change in revenue contract	(4,549,500)	-
Allowance for doubtful accounts	(422,943)	(869,906)
Ending balance, December 31	1,266,223	13,934,613

F-19

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

The following table presents a reconciliation of the Group’s allowance for doubtful accounts, for the years ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Beginning balance, January 1	869,906	–
Provision for expected credit losses	422,943	869,906
Write-offs charged against the allowance	–	–
Recoveries of amounts previously written off	–	–
Ending balance, December 31	1,292,849	869,906

Credit Risk

Accounts receivable expose the Group to credit risk arising from counterparties’ inability to pay amounts due. The Group monitors the creditworthiness of its customers on an ongoing basis and establishes an allowance for doubtful accounts to reflect expected credit losses. The allowance is based on historical loss experience, the aging of balances, and management’s assessment of current and expected future economic conditions.

As of December 31, 2025, and December 31, 2024, the Group had accounts receivable positions with one and two counterparties, respectively, each accounting for more than 10 percent of total receivables.

Fair Value Hierarchy

The Group’s accounts receivable - crypto assets, including embedded derivative features, are classified within Level 2 of the fair-value hierarchy under ASC Topic 820, Fair Value Measurement, as valuation is based on quoted market prices for identical crypto assets in active markets.

9. CRYPTO ASSETS

The Group accounts for crypto assets in accordance with ASU 2023-08, Accounting for and Disclosure of Crypto Assets. Crypto assets are classified as intangible assets and measured at fair value at each reporting date, with changes in fair value recognized in net income.

Crypto assets held for operations are received as a form of payment and are converted to cash or used to fulfill expenses in the ordinary course of the Group’s business. Stablecoins such as USDT and USDC are redeemable on a one-to-one basis for U.S. dollars and are classified as crypto assets held for operations in the consolidated Balance Sheet. No individual token balance was greater than 5% of equity.

The following table summarizes the Group’s crypto assets as of December 31, 2025, and December 31, 2024 (in USD):

Category	December 31, 2025			December 31, 2024
	Units	Cost Basis ($)	Fair Value ($)	Units	Cost Basis ($)	Fair Value ($)
Stablecoins (USDT, USDC)	340,438	340,438	340,438	1,415,663	1,415,663	1,415,631
Tokens	64,111,091	8,737,332	582,549	11,893,972	9,955,895	6,591,425
Total	64,451,529	9,077,770	922,987	13,309,635	11,371,558	8,007,056

F-20

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

The following table presents a reconciliation of the crypto assets held for operations by the Group as of December 31, 2025, and December 31, 2024:

	December 31, 2025	December 31, 2024
Beginning balance, January 1	8,007,056	524,409
Additions (purchases/receipts)	25,198,384	25,146,088
Disposals (sales/payments)	(27,253,393)	(14,358,231)
Net change in fair value	(5,029,060)	(3,305,210)
Ending balance, December 31	922,987	8,007,056
Realized Gains and Losses	(4,374,903)	122,250

When crypto assets are disposed of, realized gains and losses are calculated using the FIFO (first-in, first-out) method.

The fair value of the Group’s crypto assets is determined based on quoted prices in active markets (Level 1 inputs) as of the reporting date.

The Group holds crypto assets in self-custodied wallets and with third-party custodians. These balances are not bank deposits and are not insured by the FDIC or SIPC. Accordingly, the Group is subject to custodial, counterparty, and cybersecurity risks in the event of custodian insolvency, security breaches, or technological failures. When crypto assets are disposed of, realized gains and losses are calculated using the FIFO (first-in, first-out) method.

10. LEASES

The Group leases office space under a non-cancellable operating lease agreement. The lease commenced on April 2, 2024, and has a five-year term expiring on April 1, 2029. The lease provides for fixed annual base rent escalating annually and includes an option to extend for one additional five-year term at prevailing market rates. The renewal option is not reasonably certain to be exercised and, therefore, is not included in the measurement of the lease liability.

The lease requires payment of variable common area maintenance (“CAM”) charges based on the Group’s proportionate share of building operating costs (10.23%). These variable lease payments are expensed as incurred and are not included in the measurement of the right-of-use asset or lease liability.

Right-of-Use Assets and Lease Liabilities

The balances of operating lease right-of-use assets and lease liabilities as at December 31, 2025, and December 31, 2024 are as follows:

	December 31, 2025	December 31, 2024
Right-of-use asset, net	982,858	1,258,424
Lease Liability:
Current portion of lease liability	284,651	263,352
Non-current portion of lease liability	723,844	1,008,495
Total lease liability	1,008,495	1,271,847

F-21

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

Maturity of Lease Liabilities

Future minimum lease payments under non-cancellable operating leases as of December 31, 2025, were:

Year	Total ($)
2026	321,762
2027	331,432
2028	341,381
2029	85,971
Total undiscounted lease payments	1,080,546
Less: imputed interest	(72,051)
Present value of lease liability	1,008,495

Other Information

▪	Weighted average remaining lease term: 4.25 years
▪	Weighted average discount rate: 4.35%
▪	Cash paid for amounts included in the measurement of lease liabilities, included in operating cash flows: $312,373 (2024 – $229,116).

11. RELATED PARTY TRANSACTIONS

The Group enters into transactions with related parties in the normal course of business. Related parties include directors, officers, affiliates, or significant shareholders.

The following table summarizes the Group’s transactions and balances with related parties for the years ended December 31, 2025, and the year ended December 31, 2024:

Description	December 31, 2025	December 31, 2024
Consulting and management fees	3,068,943	1,553,588
Expenses incurred in relation to consulting fees	3,556,406	2,182,150
Outstanding payables at year-end	337,403	968,085
Loans receivable at year-end	814,369	-

These balances are unsecured, non-interest bearing, and are settled in the ordinary course of business.

Loan Receivable

On November 2, 2025, the Company entered into a Master Loan Agreement with Mosaic Capital Inc., an entity for which an officer of the Company serves as a director. The Company lent crypto assets to Mosaic under the agreement. The loan provides for a variable return based on changes in net asset value and may be repaid in cash or crypto assets. The loan is not secured by specific collateral.

The loan receivable is measured at fair value, with changes in fair value recognized in gain or loss. Upon settlement, the difference between the carrying value of the receivable and the value of consideration received is recognized as a realized gain or loss. During the year ended December 31, 2025, the Company recognized a loss of $4,037,614 from changes in fair value.

F-22

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

12.	COMMITMENTS AND CONTINGENCIES

The Group is subject to various claims and legal proceedings in the normal course of business. The Group evaluates these matters on an ongoing basis and establishes provisions when a loss is considered probable and reasonably estimable, in accordance with ASC Topic 450, Contingencies.

During the year ended December 31, 2024, the Group entered into a lease agreement for its offices in the Cayman Islands. Annual lease commitments are described in Note 10.

The Group has no other material commitments or loss contingencies requiring disclosure as of December 31, 2025, and December 31, 2024.

13. SHARE CAPITAL

[a] Authorized capital

The Company is incorporated as an exempted company limited by shares under the Companies Act of The Cayman Islands. Pursuant to its Memorandum of Association, the Company is authorized to issue 500,000,000 ordinary shares, with a par value $0.0001 per share, representing total authorized share capital of $50,000.

[b] Common shares issued

Each ordinary share entitles the holder to one vote per share, the right to receive dividends as and when declared by the Board of Directors, and a pro rata share of the residual assets of the Group upon liquidation. Certain ordinary shares issued were subject to Restricted Stock Purchase Agreements with vesting schedules, transfer restrictions, and repurchase rights in favor of the Group.

During the years ended December 31, 2023 and 2024, the Company had the following share activity:

•	October 4, 2023, 50,000 ordinary shares issued;
•	November 17, 2023, 50,000 ordinary shares issued;
•	March 17, 2024, 5,000 ordinary shares issued;
•	March 21, 2024, 5,000 ordinary shares surrendered and cancelled;
•	March 27, 2024, 5,000 ordinary shares issued;
•	April 1, 2024, 750 ordinary shares issued;
•	April 2, 2024, 5,000 ordinary shares repurchased and returned to treasury;
•	September 12, 2024, 5,280 ordinary shares issued; and
•	December 27, 2024, 5,000 ordinary shares issued.

As of December 31, 2024, the Group had 116,030 ordinary shares issued, of which 5,000 shares were held in treasury, resulting in 111,030 ordinary shares issued and outstanding.

On October 9, 2025, the Company completed a corporate reorganization (the “Reorganization”) pursuant to which Open World Ltd. became the parent company of Open World Inc. and Webslinger Advisors SEZC Inc.

The Reorganization was a transaction among entities under common control and has been accounted for in accordance with ASC Topic 805-50, Business Combinations. Accordingly, the consolidated financial statements for the years ended December 31, 2025 and 2024 have been retrospectively presented as if the Reorganization had occurred on January 1, 2023. The assets, liabilities, and results of operations of the combining entities are included at their historical carrying amounts. No gain or loss was recognized in connection with the Reorganization.

F-23

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

During the year ended December 31, 2025, the Company had the following share activity:

•	May 30, 2025, 9,000 ordinary shares surrendered and cancelled;
•	November 12, 2025, 773 ordinary shares surrendered and cancelled;
•	December 10, 2025, 1,000 ordinary shares surrendered and cancelled; and
•	December 10, 2025, 25,823 ordinary shares issued.

Shares surrendered and cancelled during 2025 include shares previously classified as treasury stock, which were retired upon cancellation, including as part of the Reorganization.

As of December 31, 2025, the Group had 126,080 ordinary shares issued and outstanding, with no treasury shares held.

[c] Additional paid-in capital

Additional paid-in capital (“APIC”) represents amounts received in excess of the par value of common stock and includes equity-based compensation and other equity transactions.

Changes in APIC during the year ended December 31, 2025 were as follows:

•	Stock-based compensation of $4,378,358;
•	Other equity transactions, net of $695.

As of December 31, 2025, APIC totaled $4,379,103. Changes in APIC for the years ended December 31, 2025 and 2024 are presented in the consolidated statements of stockholders’ equity.

[d] Simple agreements for future equity

During the year ended December 31, 2024, the Group issued Simple Agreements for Future Equity (“SAFEs”) to various investors for an aggregate amount of $2,000,000. Each SAFE provides the holder the right to receive shares in the Group upon the occurrence of a future equity financing, liquidity event, or dissolution. The SAFEs are classified as equity instruments consistent with ASC Topic 505, Equity.

Key Terms include:

•	Post-Money Valuation Cap: $20,000,000
•	Conversion: Upon an equity financing, each SAFE converts into the greater of (i) preferred shares based on the financing price, or (ii) SAFE preferred shares based on the SAFE price
•	Liquidity/Dissolution: In such events, holders receive the greater of (i) their purchase amount, or (ii) the amount payable had the SAFE converted into ordinary shares at the Liquidity Price
•	Liquidation Priority: Junior to debt, pari passu with other SAFEs and preference shares, and senior to ordinary shares

There were no new issuances during the year ended December 31, 2025.

[e] Stock Options and Restricted Shares

The Group adopted an equity incentive plan (the “Plan”) in 2025, which permits the grant of stock options and other equity awards to directors, officers, employees and other eligible participants. Awards under the Plan are subject to vesting conditions as determined by the Board of Directors.

F-24

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

Stock Options

On December 10, 2025, the Company granted 13,920 stock options under the Plan. Each option entitles the holder to purchase one ordinary share at an exercise price of $168.67 per share and is subject to service-based vesting conditions.

The grant-date fair value of the options was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.84%, expected volatility of 75%, expected term of six years, and dividend yield of 0%. The weighted-average grant-date fair value was $115.01 per option.

Restricted Shares

On December 10, 2025, the Company issued 25,823 ordinary shares pursuant to Restricted Share Subscription Agreements. The fair value of the restricted shares on the date of grant was $168.67 per share. The shares are subject to service-based vesting conditions for certain recipients, including one-year cliff provisions and total vesting periods of either three or four years, as applicable to the recipient. Certain shares were fully vested upon issuance. Compensation cost is recognized on a straight-line basis over the requisite service period.

As of December 31, 2025, 21,704 restricted shares were vested and 4,119 remained unvested (2024 – none). As of December 31, 2025, total unrecognized compensation cost related to unvested restricted shares was approximately $567,500, which is expected to be recognized over a weighted-average period of approximately 0.6 years.

Restricted shares were granted in 2024. No material stock-based compensation expense was recognized. No stock options were granted in 2024.

Stock-based compensation expense for the years ended December 31 was as follows:

Description	December 31, 2025	December 31, 2024
Stock options	590,295	-
Restricted shares	3,787,807	-
Total stock-based compensation	4,378,102	-

[f] Dilutive common shares

As of December 31, 2025, the Group’s potentially dilutive securities are comprised of the simple agreements for future equity noted above. The potential effects thereof are disclosed in Note 13.

[g] Dividends

During year ended December 31, 2025, the Group declared dividends totaling $5,068,583 (December 31, 2024: $4,381,091). Dividends are recognized when declared by the Board of Directors and are presented as a reduction of retained earnings in the accompanying consolidated financial statements.

[h] Warrants to issue common stock

As of December 31, 2025, the Company has entered into an agreement that may result in the issuance of up to 2,000,000 warrants in connection with a go-to-market and business development arrangement. However, such warrants had not been issued or outstanding as of December 31, 2025.

The warrants, if issued, are expected to have an exercise price based on a discount to the public offering price of the Company’s shares at the time of a public listing, and would become exercisable upon the occurrence of such public listing. The warrants are expected to have a contractual term to be determined at the time of issuance.

F-25

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

The Company will evaluate any warrants issued under ASC Topic 815-40, Derivatives and Hedging, at the time of issuance to determine the appropriate classification as either equity or liability instruments. Based on the expected terms, the Company anticipates that such warrants would qualify for equity classification, as they are expected to require settlement solely in a fixed number of shares of the Company’s common stock and be indexed to the Company’s own stock without features requiring net cash settlement.

If issued, the warrants would be recorded at fair value within additional paid-in capital and not subsequently remeasured if classified as equity. Full exercise would result in the issuance of up to 2,000,000 shares, which may be dilutive.

14. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share reflects the potential dilution from the assumed exercise or conversion of instruments into ordinary shares, if dilutive.

(in USD, except share data)	2025	2024
Net (loss) income	(20,229,064)	25,046,569
Weighted-average shares outstanding — basic	107,042	102,346
Effect of dilutive instruments:
– Simple agreements for future equity (SAFEs)	-	12,337
Weighted-average shares outstanding — diluted	107,042	114,683
Earnings per share:
Basic	(189)	245
Diluted	(189)	218

Diluted loss per share for 2025 excludes the effect of 14,009 SAFEs (2024 - 12,337) due to the net loss for the year as the effect would be anti-dilutive.

15. FAIR VALUE MEASUREMENTS

The Group’s financial instruments consist of cash, accounts receivable, other receivables, accounts payable and accrued liabilities, lease liabilities, and derivative instruments. Except as noted below, the carrying amounts of these instruments approximate their fair values due to their short maturities. The fair value of long-term lease liabilities also approximates their carrying amounts because of changes in interest rates and the Group’s credit risk since inception has been insignificant.

The Group measures certain financial assets and liabilities at fair value in accordance with ASC Topic 820, Fair Value Measurement. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurements are classified in the following hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable, either directly or indirectly.

Level 3: Significant unobservable inputs that reflect the Group’s own assumptions about the assumptions that market participants would use.

F-26

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

Fair Value Hierarchy

The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2025, and December 31, 2024 (in USD):

Assets	Level 1	Level 2	Level 3	Total
December 31, 2025
Cash	729,422	-	-	729,422
Accounts Receivable	-	1,211,696	-	1,211,696
Crypto Assets	922,987	-	-	922,987
Shares and warrants receivable	156,000	429,598	-	585,598
Investment – current portion	539,328	-	-	539,328
Loan receivable	814,369	-	-	814,369
Total	3,162,106	1,641,294	-	4,803,400
December 31, 2024
Cash	4,025,185	-	-	4,025,185
Accounts Receivable – Crypto Assets	-	13,463,445	-	13,463,445
Crypto Assets	8,007,056	-	-	8,007,056
Total	12,032,241	13,463,445	-	25,495,686

16. INCOME TAX

The Group is incorporated in the Cayman Islands, which does not impose corporate income and capital gains taxes. Accordingly, no provision for income taxes has been recorded in the accompanying consolidated financial statements.

As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits, and no interest or penalties related to uncertain tax positions have been recognized in the consolidated financial statements.

The Group is not subject to income taxes in any jurisdiction and, therefore, no deferred tax assets or liabilities have been recognized.

The Group evaluates tax positions to determine whether they are more likely than not to be sustained upon examination. The Company’s evaluation as of December 31, 2025, and December 31, 2024 did not result in the recognition of any uncertain tax positions.

17. INVESTMENTS

Current Investments

On August 4, 2025, the Company entered into a Strategic Advisory and Implementation Agreement with Heritage Distilling Holding Company, Inc. (“IPST”), pursuant to which the Company was entitled to 2,000,000 shares of IPST common stock and warrants to purchase 8,000,000 shares at an exercise price of $0.01 per share as consideration under the arrangement. The shares were fully vested upon issuance. The warrants have a five-year term and vest subject to time-based and market performance conditions.

On August 11, 2025, the Company acquired 6,914,459 shares of IPST common stock for total consideration of $4,178,407. On November 5, 2025, IPST completed a one-for-twenty reverse stock split. All share amounts presented have been adjusted accordingly.

F-27

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

The IPST common shares are measured at fair value using quoted market prices (Level 1), and the warrants are measured at fair value using an option pricing model with observable inputs (Level 2).

As of December 31, 2025, the carrying value of the Company’s IPST common shares and warrants was $1,124,927. During the year ended December 31, 2025, the Company recognized a loss of $7,168,132 from changes in fair value.

The following table summarizes the Group’s IPST common shares and warrants as of December 31, 2025:

Assets	Units	Cost Basis ($)	Change in fair value ($)	Ending Balance ($)
Shares receivable	100,000	1,080,000	(924,000)	156,000
Warrants receivable	400,000	3,034,651	(2,605,052)	429,599
Investment	345,722	4,178,407	(3,639,080)	539,328
Total	845,722	8,293,058	(7,168,132)	1,124,927

Non-current Investments

As of December 31, 2025, the Group also held $100,000 (December 31, 2024: $100,000) in Simple Agreements for Future Equity (SAFEs) issued by two private companies. These non-current investments are accounted for under ASC Topic 321, Investments—Equity Securities, using the measurement alternative, under which they are carried at cost, adjusted for (i) observable price changes in orderly transactions for identical or similar instruments of the same issuer and (ii) impairments. No observable price changes or impairments were identified during the year.

Although these investments are not measured at fair value on a recurring basis, the valuation of such instruments would rely on significant unobservable inputs and therefore would be considered Level 3 within the fair value hierarchy if a fair value measurement were required.

In connection with a SAFE entered into with an unrelated private entity, the Company also received a Token Warrant granting the right to acquire a specified number of tokens upon the occurrence of a future Token Generation Event (“TGE”).

The warrant represents a derivative instrument under ASC Topic 815, Derivatives and Hedging. As of December 31, 2025, management determined that the warrant’s fair value was $Nil due to the lack of an active token market and the uncertainty surrounding the occurrence and timing of any TGE. Accordingly, no fair value change was recognized in earnings for the years ended December 31, 2025 and 2024. The warrant is classified within Level 3 of the fair value hierarchy.

18. CRYPTO ASSETS AND ASSOCIATED RISKS

[a] Cybersecurity Risk

With the increased use of technologies to conduct business, the Group is susceptible to operational, crypto assets and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks include but are not limited to third parties gaining unauthorized access to information technology systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (attempts to make network services unavailable to the normal intended users).

Cyber incidents affecting the Group and its counterparties have the ability to cause disruptions and impact business operations, potentially resulting in interference with the Group’s day-to-day operations. Similar adverse consequences could result from cyber incidents affecting issuers of crypto assets. While the Group has established risk management systems to prevent cyber incidents and business continuity plans in the event of such cyber incidents occurring, there are inherent limitations in such systems and plans including the possibility that certain risks may have not been identified in advance.

F-28

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

[b] Political, legal, and/or regulatory risk

The legal status of crypto assets may be uncertain. It is unclear whether they constitute property, assets, or rights of any kind. Crypto assets are not backed by governments, and accounts and balances are not subject to any statutory or government protections. Regulation of crypto assets and crypto asset exchanges are currently undeveloped and is likely to rapidly evolve. It is possible that some countries are already considering or may in the future put in place laws, regulations or other actions which may severely impact the Group’s operations. This is particularly the case as crypto assets have grown in popularity and market size. New or changing laws and regulations may have an impact on the Group’s future operations.

[c] Development of crypto assets and associated risks

The growth of the crypto asset industry in general, as well as crypto asset networks is subject to a high degree of uncertainty. The factors affecting such growth include (i) worldwide growth in the adoption and use of crypto asset technologies, (ii) government and quasi-government regulation of crypto assets and their use or restrictions on or regulation of access to and operation of crypto Asset networks or similar systems, (iii) the maintenance and development of the open-source software protocol(s) of the crypto asset networks, (iv) changes in consumer demographics and public tastes and preferences, (v) the availability and popularity of other forms or methods of buying and selling goods and services or trading assets including new means of using fiat currencies or existing networks, (vi) general economic conditions and the regulatory environment relating to crypto currencies, or (vii) a decline in the popularity or acceptance of the crypto asset networks. The slowing or stopping of the development or acceptance of the crypto asset networks could have an impact on the Group’s future operations.

[d] Counterparty and custodian wallet risk

Having crypto assets on deposit or with any third party in a custodial relationship has attendant risks. These risks include potential for security breaches, risk of contractual breach, and risk of loss. The Group may have a high concentration of its crypto assets in one location or with one third party custody provider, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware, comprised private keys, unauthorized access to private key, or cyber-attacks. The Group maintains custody of the unique private keys for all of its customer crypto assets. Such unique private keys control the movement and access of the crypto assets. The Group is responsible for taking such steps as it determines to be required to maintain access to these keys, and prevent exposure from hacking, malware, and general security threats. The theft, loss or destruction of a private key is irreversible and could result in substantial or total loss of crypto assets. The Group has controls in place to mitigate against the risk of unauthorized access to or loss of customer assets within the Group’s self-custodied wallets held on behalf of customers.

[e] Risk of loss of private key(s)

Crypto assets are controllable only by the possessor of unique private keys relating to the addresses in which the crypto assets are held. The theft, loss or destruction of a private key required to access a crypto asset is irreversible, and such private keys would not be capable of being restored by the Group. Any loss of private keys relating to crypto wallets used to store the Group's crypto assets (including customer assets) could result in the loss of these crypto assets and customers and other stakeholders could incur substantial, or even total loss.

The Group is responsible for taking such steps as it determines, in its sole judgment, to be required to maintain access to these private keys, and prevent their exposure from hacking, malware and general security threats. To the extent that the security system is penetrated, any loss of crypto assets may adversely affect a stakeholder’s interest in the Group, including customers.

F-29

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

[f] Risks relating to irrevocable crypto asset transactions

The blockchain creates a permanent, public record of crypto asset transactions but it also creates an irrevocable one. Transactions that have been verified, and thus recorded within a block on the blockchain, generally cannot be undone. Even if the transaction turns out to have been in error, or due to theft of a user's crypto assets, the transaction is not reversible. Further, at this time, there is no governmental, regulatory, investigative, or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen Crypto assets. Consequently, the Group may be unable to replace missing crypto assets or seek reimbursement for any erroneous transfer or theft of crypto assets.

[g] Dependence on key personnel

The performance of the Group will be substantially dependent on the expertise of the senior management, its principals, and employees. In particular, the loss for any reason of the key individuals who will be primarily responsible for managing the Group may have a materially adverse effect on the performance of the Group.

[h] Risks relating to crypto asset price volatility

A key risk in trading crypto assets is the rapid fluctuation of their market price. Crypto assets have demonstrated significant volatility.

The price of crypto assets may be affected by a wide variety of complex and difficult to predict factors such as crypto asset supply and demand; rewards and transaction fees for the recording of transactions on the blockchain; difficulties with converting crypto asset to fiat currencies; availability and access to crypto asset service providers (such as payment processors), exchanges, miners or other crypto asset users and market participants; perceived or actual crypto asset network or crypto asset vulnerability; inflation levels; fiscal policy; interest rates; and political, regulatory natural and economic events.

[i] Illiquidity

The crypto asset marketplace may be illiquid, insufficiently liquid or highly volatile from time to time, and may shift quickly.

19.     SUBSEQUENT EVENTS

Proposed Merger Transaction

On February 11, 2026, the Company entered into a definitive merger agreement with VerifyMe, Inc. (“VerifyMe”), a publicly traded company listed on Nasdaq, pursuant to which VerifyMe will acquire OpenWorld through a merger transaction. Upon closing, OpenWorld’s shareholders are expected to own approximately 90% of the combined company and VerifyMe’s legacy stockholders approximately 10%, on a fully diluted basis. The board of the combined company is expected to consist of seven directors, with six appointed by OpenWorld and one appointed by VerifyMe.

The proposed transaction is expected to establish a public market platform for OpenWorld’s digital asset and real-world asset tokenization strategy, enabling broader access to capital markets and enhancing the Company’s ability to scale its integrated platform, asset management offerings. Management anticipates that the combined company will be positioned to drive incremental revenue opportunities through the alignment of OpenWorld’s platform capabilities with its expanding ecosystem of strategic partnerships and initiatives.

The transaction is subject to customary closing conditions, including VerifyMe maintaining a minimum cash balance of $1,000,000 at closing. A termination fee of $400,000 is payable under certain circumstances. The transaction had not closed as of the date these financial statements were issued.

F-30

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

Loans Payable

On January 5, 2026, the Company entered into a loan agreement with Webslinger Holdings Inc., a significant shareholder of the Company, pursuant to which the lender agreed to provide financing of up to $750,000. The loan bears interest at a rate of 5% per annum. The original maturity date of April 5, 2026 was subsequently extended by approximately 60 days. Funds were received on January 16, 2026. The Company may prepay the loan, in whole or in part, at any time without penalty.

Management believes the arrangement aligns with the Company’s broader capital strategy and supports continued execution of its platform development and strategic partnerships. The Company evaluated this transaction as a non-recognized subsequent event in accordance with ASC Topic 855, Subsequent Events, and accordingly, no amounts related to this loan have been recorded in the accompanying financial statements.

Strategic Partnership

On January 20, 2026, the Company entered into a strategic partnership agreement with mCloud Technologies Saudi Arabia, an entity affiliated with the Company’s President, to support the development of a regional platform focused on real-world asset tokenization initiatives in the Kingdom of Saudi Arabia.

The arrangement establishes a framework for collaboration on technology development, marketing, and commercial activities and is expected to support the Company’s expansion into the Middle East market. In connection with the partnership, the Company may provide financing through a convertible promissory note and participate in revenue sharing arrangements, subject to the execution of definitive agreements and satisfaction of certain conditions.

Management believes the partnership aligns with the Company’s broader platform strategy and may contribute to future revenue opportunities through integration with its digital asset and real-world asset tokenization initiatives. The Company evaluated this arrangement as a non-recognized subsequent event in accordance with ASC Topic 855, Subsequent Events, and accordingly, no amounts have been recorded in the accompanying financial statements.

SAFE Financing

In March 2026, the Company commenced its strategic fundraising initiatives through the issuance of Simple Agreements for Future Equity (“SAFEs”) with certain investors and has received gross proceeds of approximately $350,000. Management believes these strategic investors will be additive not only in capital to support the continued development of the Company’s platform and strategic partnerships and positions the Company to pursue additional growth opportunities.

The SAFEs will convert into shares of the Company’s preferred stock upon the occurrence of a qualified equity financing, subject to a valuation cap of $150,000,000. The SAFEs do not bear interest and have no maturity date.

The Company evaluated this transaction as a non-recognized subsequent event in accordance with ASC Topic 855, Subsequent Events, and has not recorded any amounts related to the SAFE financing in the accompanying financial statements.

Consulting Agreement

On March 25, 2026, the Company entered into a consulting agreement with a third party pursuant to which the consultant will provide advisory services to the Company. The agreement includes monthly cash compensation and potential additional compensation, including equity-based incentives.

F-31

Open World Ltd. | Notes to Consolidated Financial Statements (continued)

In connection with the agreement, the Company may grant up to 1,000,000 warrants to purchase shares of the Company’s common stock (or its publicly traded parent entity). However, such warrants had not been issued or outstanding as of December 31, 2025 and remain contingent upon the successful completion of a proposed reverse takeover transaction.

The Company will evaluate any warrants issued under ASC Topic 815-40, Derivatives and Hedging, at the time of issuance to determine the appropriate classification as either equity or liability instruments. If issued and classified as equity, the warrants would be recorded at fair value within additional paid-in capital and would not be subsequently remeasured.

The Company has evaluated this event in accordance with ASC Topic 855, Subsequent Events, and determined that it represents a non-recognized subsequent event as it relates to conditions arising after December 31, 2025. Accordingly, no amounts have been recorded in the accompanying consolidated financial statements.

F-32

Exhibit 99.2

OPEN WORLD LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2026 and 2025

(Unaudited - Expressed in U.S. Dollars)

Open World Ltd. | Condensed Consolidated Financial Statements

OPEN WORLD LTD.

TABLE OF CONTENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Financial Statements:

2

Open World Ltd. | Condensed Consolidated Financial Statements

OPEN WORLD LTD.

Condensed Consolidated Balance Sheets

As of June 30, 2026, and December 31, 2025

(Unaudited - Expressed in U.S. Dollars)

	Notes	June 30, 2026	December 31, 2025 (as revised)

ASSETS
Current assets
Cash	8	$619,866	$729,422
Accounts receivable	9	1,187,634	599,138
Crypto assets	10	1,610,148	922,987
Contract assets	6, 12	2,700,000	-
Investments	18	52,373	539,328
Loans receivable	12	7,237	814,369
Notes receivable	12	326,586	-
Shares and warrants receivable	18	40,888	585,599
Prepaids and deposits		133,298	89,143
Due from related parties		-	14,775
		$6,678,030	$4,294,761
Non-current assets
Accounts receivable	9	$170,029	$667,085
Right-of-use assets, net	11	840,674	982,858
Investments	18	100,348	100,348
		$1,111,051	$1,750,291

TOTAL ASSETS		$7,789,081	$6,045,052

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities		$5,273,019	$1,156,624
Contract liabilities	6	75,300	125,590
Notes payable	12	1,522,514	-
Lease liabilities	11	295,759	284,651
		$7,166,592	$1,566,865
Non-current liabilities
Lease liabilities	11	573,147	723,844

Total liabilities		$7,739,739	$2,290,709

Stockholders’ equity
Capital stock	14
Authorized: 500,000,000 ordinary shares at par value of $0.0001
Ordinary shares, 126,080 issued, 125,496 outstanding (2025: 126,080 issued and outstanding)	14	$13	$13
Additional paid-in-capital	14	4,983,923	4,379,103
Treasury shares	14	(6)	-
Simple agreements for future equity	14	3,550,000	2,000,000
Accumulated deficit		(8,484,588)	(2,624,773)
Total stockholders' equity		$49,342	$3,754,343
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$7,789,081	$6,045,052

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

3

OPEN WORLD LTD.

Condensed Consolidated Statements of Operations

For the three and six months ended June 30, 2026 and 2025

(Unaudited - Expressed in U.S. Dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2026	2025	2026	2025

Revenue
Revenues from contracts with customers	5	$4,104,869	$1,191,557	$7,765,383	$9,921,169
Total revenues		$4,104,869	$1,191,557	$7,765,383	$9,921,169

Cost of sales	7	238,278	140,476	342,673	324,578
Gross profit		$3,866,591	$1,051,081	$7,422,710	$9,596,591

Operating expenses
Consulting and management fees		$1,483,659	$1,366,861	$3,015,593	$2,775,259
General and administrative expenses		230,409	192,489	393,519	539,678
Bad debt provision		289,309	-	308,718	76,000
Insurance expenses		123,469	41,938	227,223	67,417
Legal fees		1,975,471	40,505	4,433,371	98,372
Professional fees		479,563	111,679	865,361	177,919
Stock-based compensation	14	303,116	-	604,820	-
Travel expenses		92,229	131,593	232,165	199,151
Operating lease expense		85,407	151,857	95,080	233,004
Total operating expenses		$5,062,632	$2,036,922	$10,175,850	$4,166,800

Net (loss) income before other income (expense)		$(1,196,041)	$(985,841)	$(2,753,140)	$5,429,791

Other income (expense)
Gain on crypto asset sales		$-	$168,345	$88,089	$47,923
Change in fair value, net	16	(52,559)	(3,344,461)	(3,186,868)	(14,382,922)
Interest expense, net	12	(12,694)	-	(19,374)	-
Other income	12	11,478		11,478	-
Total other expense, net		$(53,775)	$(3,176,116)	$(3,106,675)	$(14,334,999)

Loss before income tax expense		$(1,249,816)	$(4,161,957)	$(5,859,815)	$(8,905,208)
Provision for income taxes	17	-	-	-	-
Net loss for the period		$(1,249,816)	$(4,161,957)	$(5,859,815)	$(8,905,208)
Net loss per share	15
Basic		$(10)	$(39)	$(46)	$(81)
Diluted		$(10)	$(39)	$(46)	$(81)
Weighted average ordinary shares	15
Basic		125,997	107,964	126,038	109,489
Diluted		125,997	107,964	126,038	109,489

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

4

OPEN WORLD LTD.

Condensed Consolidated Statements of Changes in Stockholders’ Equity

For the six months ended June 30, 2026 and 2025

(Unaudited - Expressed in U.S. Dollars)

	Ordinary shares		Additional paid-in capital	Treasury shares	SAFEs	Retained Earnings (Accumulated deficit)	Stockholders’ equity
	Number	$	$	$	$	$	$

Balance, December 31, 2024	116,030	$1,160	$50	$(50)	$2,000,000	$22,937,225	$24,938,385
Repurchase of stock, net	(9,000)	$(90)	$(50)	$-	$-	$-	$(140)
Net loss for the period	-	-	-	-	-	(8,905,208)	(8,905,208)
Balance, June 30, 2025	107,030	$1,070	$-	$(50)	$2,000,000	$14,032,017	$16,033,037
Adjustment to opening retained earnings	-	$-	$-	$-	$-	$(264,351)	$(264,351)
Issuance (repurchase and retirement) of stock, net	24,050	3	(265)	-	-	-	(262)
Recapitalization	(5,000)	(1,060)	1,010	50	-	-	-
Stock-based compensation	-	-	4,378,358	-	-	-	4,378,358
Net loss for the period	-	-	-	-	-	(11,323,856)	(11,323,856)
Dividends declared and paid	-	-	-	-	-	(5,068,583)	(5,068,583)
Balance, December 31, 2025	126,080	$13	$4,379,103	$-	$2,000,000	$(2,624,773)	$3,754,343
Simple agreements for future equity	-	$-	$-	$-	$1,550,000	$-	$1,550,000
Repurchase of stock, net	-	-	-	(6)	-	-	(6)
Stock-based compensation	-	-	604,820	-	-	-	604,820
Net loss for the period	-	-	-	-	-	$(5,859,815)	(5,859,815)
Balance, June 30, 2026	126,080	$13	$4,983,923	$(6)	$3,550,000	$(8,484,588)	$49,342

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

OPEN WORLD LTD.

Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2026 and 2025

(Unaudited - Expressed in U.S. Dollars)

	Six months ended June 30,
	2026	2025 (as revised)
OPERATING ACTIVITIES

Net loss for the period	$(5,859,815)	$(8,905,208)

Adjustments to reconcile net loss to net cash flows from operating activities:
Interest expense on lease liability (non-cash)	20,109	25,949
Amortization of right-of-use assets	142,185	136,345
Gain on sale of crypto assets (non-cash, reclassified)	(88,089)	(47,923)
Change in fair value, net (non-cash)	3,186,868	14,382,922
Stock-based compensation expense	604,820	-

Changes in operating assets and liabilities:
Increase in accounts receivable	(422,242)	(666,675)
Increase in notes receivable	(326,586)	-
Increase in shares and warrants receivable	(1,116,183)
(Increase) decrease in prepaid expenses	(44,155)	200,800
Increase in contract assets	(2,700,000)
(Decrease) in contract liabilities	(50,290)	(102,962)
Increase (decrease) in accounts payable and accrued liabilities	4,116,395	(889,034)
Increase in accrued interest payable	22,514	-
Decrease in due from related parties	14,775	28,257
Operating lease payments	(159,699)	(155,039)
Net cash (used in) provided by operating activities	$(2,659,393)	$4,007,432

INVESTING ACTIVITIES
Purchases of crypto assets	(5,909,638)	(10,322,697)
Proceeds from sales of crypto assets	4,801,066	6,530,524
Purchase of investments	-	(48)
Proceeds from loan repayments	608,415	-
Net cash used in investing activities	$(500,157)	$(3,792,221)

FINANCING ACTIVITIES
Proceeds from issuance of SAFEs	1,550,000	-
Proceeds from notes payable	1,500,000	-
Repurchase of stock	(6)	(140)
Net cash provided (used in) by financing activities	$3,049,994	$(140)

Net (decrease) increase in cash for the period	$(109,556)	$215,071
Cash, beginning of the period	729,422	4,025,185
Cash, end of the period	$619,866	$4,240,256

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Supplemental disclosure of cash flow information

During the six months ended June 30, 2026, and 2025, cash paid for interest was $nil, and cash paid for income taxes was $nil.

Supplemental schedule of non-cash activities

Non-cash operating activities

Non-cash imputed interest recognized on lease liabilities during the six months ended June 30, 2026, was $20,109 (2025: $25,949), which is included within operating activities in the statement of cash flows.

During the six months ended June 30, 2026, and 2025, the Company received non-cash consideration for revenues from customers and recognized unrealized remeasurement adjustments on crypto assets of $509,501 loss and $5,208,651 loss, respectively, which are reflected as non-cash adjustments within operating activities.

Non-cash investing and financing activities

During the six months ended June 30, 2026, the Company did not recognize any new right-of-use assets or corresponding lease liabilities in connection with operating lease agreements under ASC 842.

During the six months ended June 30, 2026, purchases of digital assets of $5,909,638 were related to the Company’s revenue-generating activities (2025: $10,322,697).

During the six months ended June 30, 2026, the Company received shares of IP Strategy Holdings, Inc. (“IPST”) with a carrying value of $169,000 in settlement of a share receivable, which was recognized as a non-cash investing activity. No such non-cash investing activities occurred during the six months ended June 30, 2025.

The Company did not enter into any other significant non-cash investing or financing transactions during the six months ended June 30, 2026, or 2025.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

7

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

1.	NATURE OF OPERATIONS

Open World Ltd. was incorporated under the laws of the Cayman Islands. Open World Ltd. and its subsidiaries (the “Company”) operate at the intersection of institutional capital markets, enterprise blockchain infrastructure, and real-world asset tokenization.

OpenWorld’s mission is to enable the creation and deployment of next generation financial products powered by blockchain technology. OpenWorld has been a strategic partner for numerous high-stakes launches by high-value ecosystem projects. OpenWorld’s capabilities empower enterprises, public companies, and sovereign-related entities to structure, launch, and scale digital asset networks and tokenized offerings. OpenWorld leverages its trusted and long-standing relationships within the digital asset community to drive client engagement, including connections with centralized and decentralized exchanges, legal advisors, market makers, and marketing partners. OpenWorld’s business is structured around three complementary verticals: Digital Assets & Capital Markets (“DACM”), OpenWorld’s foundational origination engine; Advisory & Onboarding (“OpenWorld Labs”), the innovation incubator that develops new products and provides governance infrastructure for decentralized protocols; and OpenWorld Enterprise™ (“OWE”), a co-principal and co-architect platform that is being developed to identify, structure, deploy, and manage enterprise-grade blockchain initiatives across real-world assets (“RWAs”), sovereign infrastructures, and financial services. These three verticals foster a compounding system: DACM generates institutional credibility and relationships that may unlock OWE mandates; OpenWorld Labs incubates products that are capable of graduating into the OWE vertical when commercially viable; and OWE’s platform is being designed to be replicated across jurisdictions at a marginal incremental cost and to generate high-margin recurring platform fees over time. These verticals are intended to represent a progression from project-based revenue generation to software-enabled platform economics that continue to accrue over time, with DACM driving repeatable activities, OpenWorld Labs supporting early-stage product development, and OWE designed to scale into recurring platform-based revenue over time. During the three months ended June 30, 2026, the Company commenced generating revenue from its RWA business line through OpenWorld Enterprise™.

During the preparation of the Company’s financial statements for the six months ended June 30, 2026, the Company identified certain classification matters within the previously issued consolidated financial statements as of and for the year ended December 31, 2025. Specifically, certain amounts within the consolidated balance sheets and statements of cash flows have been revised to conform to the current period presentation, as described below. A separate change in the presentation of net fair value adjustments is described in Note 16.

As of December 31, 2025, $667,085 of accounts receivable previously classified as current was reclassified to non-current accounts receivable. As a result, current accounts receivable decreased from $1,266,223 to $599,138 and non-current accounts receivable increased from $nil to $667,085. This reclassification had no impact on total accounts receivable or total assets.

For the six months ended June 30, 2025, cash payments of $10,322,697 for purchases of crypto assets and cash proceeds of $6,530,524 from sales of crypto assets were reclassified from operating activities to investing activities to conform to the current-period presentation. As a result, net cash provided by operating activities increased by $3,792,173 and net cash used in investing activities increased by the same amount. This reclassification had no impact on the net increase in cash for the period. The current statement presents those crypto purchase and sale amounts within investing activities.

The Company evaluated these classification matters and determined that they were not material, individually or in the aggregate, to the previously issued financial statements. Accordingly, the prior period presentation has been revised to better reflect the appropriate classification of such amounts. These revisions had no impact on net loss, total assets, total liabilities, stockholders’ equity, or net increase (decrease) in cash for any period presented.

8

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

2.	BASIS OF PRESENTATION

[a]	Accounting standards

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2025. Certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted pursuant to SEC rules and regulations. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and are of a normal recurring nature. The results of operations for interim periods are not necessarily indicative of the results of operations for the full year.

[b]	Critical accounting estimates and judgments

The preparation of the unaudited interim condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions in the unaudited interim condensed consolidated financial statements and notes thereto. Significant estimates, assumptions and judgments include judgment in determining performance obligations; fair value measurement of crypto assets and receivables denominated in crypto assets; the assessment of collectability of accounts receivable; the valuation and impairment assessment of strategic investments; accounting for business combinations; and the assessment of contingent liabilities and loss contingencies. The Company is also exposed to risks inherent in crypto assets, including price volatility, liquidity, and counterparty risks.

Actual results and outcomes could differ materially from those estimates.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP and follow the same accounting policies and methods of application as disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2025, except as otherwise disclosed herein.

[a]	Principles of consolidation

These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned and controlled subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

[b]	Revenue recognition

The Company determines revenue recognition from contracts with customers through the following steps:

•	identification of the contract, or contracts, with the customer;
•	identification of the performance obligations in the contract;
•	determination of the transaction price;
•	allocation of the transaction price to the performance obligations in the contract; and
•	recognition of the revenue when, or as, the Company satisfies a performance obligation.

Revenue is recognized when performance obligations are satisfied, in an amount that reflects the consideration the Company expects to be entitled to in exchange for its activities.

9

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

Advisory and Onboarding

Advisory and Onboarding is the innovation incubator that develops new products and provides governance infrastructure for decentralized protocols. Revenue is recognized ratably over time as performance obligations are satisfied. Compensation is typically a fixed monthly fee, payable in U.S. dollars or stablecoins.

Digital Assets and Capital Markets Infrastructure

Digital Assets & Capital Markets is the foundational revenue engine of the Company, encompassing the Company’s fully integrated, technology-enabled strategic partnership that supports token generation events, token structuring, and integration capabilities for public market companies. Revenue is recognized at the vesting date of tokens, which aligns with the satisfaction of performance obligations under each of the underlying arrangements. Performance obligations comprise a combination of network advisory, infrastructure support, and technical enablement activities, including strategic advisory on protocol design and launch, coordination with legal and governance stakeholders, and technical advisory services such as smart contract development, auditing support, and web3 product integration. These services are typically completed prior to or in connection with the vesting date, at which point the associated consideration becomes payable and revenue is recognized. Vesting commences no earlier than the Token Generation Event, when an observable market price exists and rights to tokens are legally enforceable. The Company measures such revenue at the fair value of tokens on the vesting date, using end-of-day (23:59:59 UTC) pricing.

Crypto assets received as non-cash consideration are generally converted into cash within a short period of time (typically within 60 days). Cash flows resulting from the conversion of such crypto assets are classified as investing activities in the consolidated statements of cash flows.

Real World Asset Infrastructure and Platform Services

Real World Asset ("RWA") Infrastructure and Platform Services represents the Company's technology-enabled deployment and implementation services for institutional tokenized real-world asset transactions. These services are provided through the Company's OpenWorld Enterprise® platform and include the design, structuring, deployment, implementation and launch of tokenized financing and digital asset infrastructure solutions for institutional clients. Contracts generally include a single integrated performance obligation consisting of highly interrelated activities that together produce one combined output for the customer. Such activities may include transaction origination, commercial and enterprise architecture design, transaction structuring, coordination with legal, accounting and other professional advisors, technology deployment, workflow configuration, implementation management, commercial launch readiness and coordination of the activities necessary to achieve financial close.

Revenue is recognized when control of the combined implementation service transfers to the customer. This generally occurs upon completion of the deployment and implementation engagement, which is typically evidenced by Financial Close (the contractual milestone at which the related financing transaction closes pursuant to the applicable definitive transaction documents) or another contractually specified milestone at which:

•	the Company's implementation services have been substantially completed;
•	the customer has obtained substantially all of the benefit of the deployment and implementation services;
•	the Company's right to consideration becomes unconditional; and
•	the deployment and implementation fee becomes earned and payable under the contract.

Fees relating to ongoing platform support, administration, software subscriptions or other post-closing operational services are separate performance obligations and are recognized over the period in which those services are provided.

10

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

[c]	Cost of sales

Cost of sales primarily consists of direct costs incurred to deliver the Company’s advisory and onboarding, digital assets and capital markets, and real world asset infrastructure and platform service capabilities. These costs are recognized in the period in which the related performance obligations are satisfied and revenue is recognized. Cost of sales primarily includes:

Professional and Consulting Fees: Fees paid to third-party providers, contractors, external specialists, and other consultants who support the Company’s revenue-generating activities.

Technology and Infrastructure Costs: Direct expenses related to hosting, cloud computing, blockchain network usage, cybersecurity support, and other infrastructure required to fulfill performance obligations under customer contracts.

Other Direct Costs: Out-of-pocket expenses incurred in fulfilling customer contracts, including reimbursed client costs, transaction-specific expenditures, data services, travel, and similar costs directly related to advisory and onboarding, digital assets or capital markets activities.

Costs not directly attributable to revenue-generating activities are recorded within Operating Expenses, including general and administrative costs, consulting and management fees, bad debt provisions, insurance, corporate legal and professional fees, travel not tied to customer contracts, and operating lease expenses. The Company applies the practical expedient under ASC 606-10-50-14 and does not disclose remaining performance obligations for contracts with original expected durations of one year or less.

[d]	Consulting and management fees

Consulting and management fees consist primarily of compensation-related costs for personnel who support the Company’s operations, including (i) wages and salaries for employees and (ii) fees and costs paid to independent contractors and consultants (collectively, “team wages”). These amounts may also include employer payroll taxes and other personnel-related costs, as applicable. Consulting and management fees are recognized as expense as the related activities are performed (generally on a straight-line basis over the service period when billed at fixed rates) and are classified within operating expenses in the accompanying consolidated financial statements. Amounts owed but not yet paid at the reporting date are included in accrued expenses and other current liabilities, and prepayments for services not yet received are recorded in prepaid expenses and expensed as incurred.

[e]	Accounts receivable and derivatives

Accounts receivable consists of receivables from revenues from contracts with customers and other receivables, net of allowances for expected credit losses. Accounts receivable denominated in crypto assets are contractual rights to receive cash or crypto assets either on demand or on fixed or determinable dates and are recognized as assets in the Consolidated Balance Sheet.

Certain crypto-denominated receivables are subject to contractual lock-up restrictions, and the related fair value measurements may include discounts for lack of marketability.

Accounts receivable denominated in crypto assets contain embedded derivative features arising from rights to receive fixed quantities of crypto assets under ASC 815, Derivatives and Hedging, and are accounted for at fair value, with changes in fair value recognized in the Consolidated Statement of Operations within “Net change in fair value of accounts receivable.”

These accounts receivable with embedded derivative features are classified within Level 2 of the fair value hierarchy under ASC 820. The instruments are valued using observable market prices for the underlying crypto assets, adjusted for contractual lock-up restrictions and related lack-of-marketability discounts.

11

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

The Company evaluates collectability in accordance with ASC 326, Financial Instruments — Credit Losses and records an allowance for expected credit losses when necessary.

[f]	Crypto assets

The Company accounts for cryptocurrencies, tokens, and stablecoins (collectively, “crypto assets”) in accordance with ASC 350-60, Accounting for and Disclosure of Crypto Assets. Crypto assets are measured at fair value with changes in fair value recognized in net income within “Change in fair value, net.”

Crypto assets are initially recognized at fair value on the date of acquisition or receipt, based on observable quoted market prices. For crypto assets with observable market prices, fair value is determined using Level 1 inputs under ASC 820, Fair Value Measurement. They are classified as current or non-current assets depending on management’s intent regarding use, including treasury holdings and operational purposes. Treasury holdings are managed with regard to liquidity requirements, asset type concentration, and operational needs. The Company reviews the composition and classification of treasury holdings at each reporting date to determine whether any reclassification between current and non-current is warranted. As the Company’s crypto assets are held for and used in the ordinary course of business, they are classified as current assets.

Gains and losses on crypto asset sales are recognized on a first-in-first-out (“FIFO”) basis.

The Company holds its crypto assets through a combination of institutional custodial accounts, multisignature wallet arrangements, and blockchain-based smart contracts used for token vesting and related operational purposes. A substantial portion of the Company’s crypto assets are held through Coinbase Prime with certain assets maintained in multisignature wallets or automated vesting contracts based on operational, commercial, and security requirements. The allocation among custodial solutions is evaluated on a case-by-case basis depending on the type of crypto asset held, liquidity and trading requirements, counterparty considerations, and the operational and security profile of the applicable custody solution.

[g]	Investments

The Company’s strategic investments primarily include equity investments in public and privately held companies where the Company (1) holds less than 20% ownership in the entity, and (2) does not exercise significant influence. Investments with readily determinable fair values are measured at fair value. Investments without readily determinable fair values are accounted for under the alternative measurement in accordance with ASC 321 and are measured at cost, less impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments related to observable price changes and impairment are recorded in Other (income) expenses, net in the Consolidated Statements of Operations.

[h]	Equity based compensation

Stock options

The Company accounts for the stock options issued to consultants and employees of the Company at the fair value of the options granted in accordance with ASC 718, Stock Compensation.

The fair value of the options is determined at the grant date using Black-Scholes option pricing model which requires assumptions including ordinary share price, expected price volatility, expected term, risk-free interest rate, and dividend yield. The equity compensation expense is charged to operations and is amortized over the vesting period on a straight-line basis, with the offset recorded to additional paid-in capital.

12

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

Restricted Shares

The Company accounts for restricted shares granted to directors, officers, consultants and employees of the Company at fair value in accordance with ASC 718, Stock compensation. Restricted shares are classified as equity and measured at fair value determined at the grant date based on the fair value of the Company’s ordinary shares.

Certain restricted shares are subject to service-based vesting and repurchase rights at the original issuance price upon termination. Compensation expense is recognized on a straight-line basis over the requisite service period.

Compensation cost for restricted shares subject to service-based vesting is recognized over the requisite service period, with a corresponding increase to additional paid-in capital.

[i]	Fair value measurements

The Company measures certain assets and liabilities at fair value in accordance with ASC 820, Fair Value Measurement. ASC 820 establishes a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value:

•	Level 1 - Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

•	Level 2 - Level 2 inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 - Level 3 inputs are unobservable inputs for the asset or liability, reflecting the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company’s crypto assets and current investments are classified within Level 1, and accounts receivable including embedded derivative features and warrants receivable, are classified within Level 2 under ASC 820. These instruments are valued using observable market prices for the underlying crypto assets, adjusted for contractual lock-up restrictions and related lack-of-marketability discounts.

The Company discloses any transfers between levels of the hierarchy when applicable. No transfers occurred during the periods presented.

[j]	Related party transactions

Related-party transactions are recognized based on the terms of the underlying arrangements. Transactions with related parties may not have been conducted on terms equivalent to those prevailing in arm's-length transactions.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Recently adopted accounting pronouncements

The Company adopted ASU 2023-08, Accounting for and Disclosure of Crypto Assets, effective January 1, 2024. The adoption did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements other than changes in presentation and disclosure.

The Company adopted ASU 2023-07, Improvements to Reportable Segment Disclosures, effective December 31, 2024. The Company operates as a single reportable segment.

13

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

The Company adopted ASU 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards, effective January 1, 2025. The adoption did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements.

Accounting pronouncements pending adoption

In November 2024, the FASB issued ASU 2024-03, Expense Disaggregation Disclosures. The standard requires expanded disclosure of certain expense categories within the notes to the financial statements and is effective for fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of adopting this standard.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The amendments clarify and improve interim financial reporting requirements, including the disclosure requirements applicable to interim periods. The Company is currently evaluating the impact of adopting this standard on its unaudited interim condensed consolidated financial statements and related disclosures.

5.	REVENUE

Revenue disaggregated by category for the three and six months ended June 30, 2026 and 2025 is presented in the table below:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Digital assets and capital markets infrastructure	$772,289	$241,029	$3,861,116	$7,830,409
Real World Asset infrastructure and platform services	2,700,000	-	2,700,000	-
Advisory and onboarding	632,580	950,528	1,204,267	2,090,760
Total revenue	$4,104,869	$1,191,557	$7,765,383	$9,921,169

For the three months ended June 30, 2026, one customer accounted for approximately $2.70 million (66%) of total revenue in the form of a single RWA revenue contract (the “Contract”) with a customer with aggregate consideration of approximately $9.00 million. The consideration is fixed and allocated among the Contract’s performance obligations in accordance with their relative standalone selling prices, where applicable.

Revenue is recognized as performance obligations are satisfied and control of the related services is transferred to the customer. The Company recognizes revenue over time using an input method based on costs incurred relative to total estimated costs, which management believes faithfully depicts the transfer of services under the Contract.

This method requires management to assess progress toward completion and estimate the costs necessary to satisfy the remaining performance obligations. Changes in such estimates may affect the timing and amount of revenue recognized.

The Contract contains fixed consideration and does not contain material variable consideration, non-cash consideration, or significant financing components. Accordingly, management exercises limited judgment in determining the transaction price.

As of June 30, 2026, approximately $6.30 million of transaction price remained unallocated due to the stage of completion of the performance obligations at that date. The Company expects to recognize this amount as revenue as the remaining services are performed over the contractual service period. Because the Contract has an original expected duration greater than one year, the practical expedient for contracts with an original expected duration of one year or less does not apply. No other individual customer accounted for greater than 10% of revenue for the three months ended June 30, 2026.

14

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

For the three months ended June 30, 2025, one customer accounted for approximately $0.26 million (27%) of total revenue, and a second customer accounted for approximately $0.11 million (11%) of total revenue. No other individual customer accounted for greater than 10% of revenue.

For the six months ended June 30, 2026, one customer accounted for approximately $2.70 million (35%) of total revenue, a second customer accounted for approximately $1.12 million (14%) of total revenue, and a third customer accounted for approximately $1.11 million (14%) of total revenue. No other individual customer accounted for greater than 10% of revenue.

For the six months ended June 30, 2025, one customer accounted for approximately $2.05 million (22%) of total revenue, a second customer accounted for approximately $1.68 million (18%) of total revenue, a third customer accounted for approximately $1.33 million (14%) of total revenue, and a fourth customer accounted for approximately $1.16 million (12%) of total revenue. No other individual customer accounted for greater than 10% of revenue.

6.	CONTRACT ASSETS

Contract assets represent revenue recognized prior to the Company’s right to invoice customers and relate to RWA infrastructure and platform services. Contract liabilities consist primarily of advance billings and payments received from customers for services not yet transferred.

The following table presents contract balances as of June 30, 2026 and December 31, 2025:

	Contract assets	Contract liabilities
Beginning balance, December 31, 2025	$-	$125,590
Advance billings and customer prepayments	-	1,153,977
Revenue recognized in advance of billing	2,730,000	-
Reduction due to revenue recognized	(30,000)	(1,204,267)
Ending balance, June 30, 2026	$2,700,000	$75,300

Revenue recognized during the six months ended June 30, 2026 that was included in the beginning contract liability balance was approximately $125,590.

7.	COST OF SALES

Cost of sales for the three months ended June 30, 2026 increased to $238,278 compared to $140,476 for the three months ended June 30, 2025. Cost of sales for the six months ended June 30, 2026, increased to $342,673 compared to $324,578 for the six months ended June 30, 2025.

8.	CASH

Cash balance includes certain amounts that are restricted as to use. Restricted cash consists of funds held for the Company’s REAP card, which are designated for specific related expenditures charged to the card and are not available for general operating purposes.

The following table presents the Company’s cash as of June 30, 2026, and December 31, 2025.

	June 30, 2026	December 31, 2025
Cash	$619,866	$723,584
Restricted cash	-	5,838
Total cash	$619,866	$729,422

15

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

As of June 30, 2026, the REAP card balance was reclassified from restricted cash to digital assets as the underlying balance consisted of stablecoins. Accordingly, restricted cash was $nil as of June 30, 2026.

9.	ACCOUNTS RECEIVABLE

Accounts receivable consists primarily of amounts due from customers comprising crypto assets and other receivables. Accounts receivable – crypto assets (see below) include embedded derivative features arising from the right to receive a fixed quantity of crypto assets. These instruments are accounted for in their entirety at fair value, with changes in fair value recognized in the Consolidated Statement of Operations within “Change in fair value, net.” The contractual amounts of accounts receivable denominated in crypto assets approximate their fair value as of each reporting date.

The following table presents the Company’s accounts receivable as of June 30, 2026, and December 31, 2025.

	June 30, 2026	December 31, 2025
Accounts receivable - crypto assets	$557,354	$1,211,696
Accounts receivable - other	800,309	54,527
Total accounts receivable	$1,357,663	$1,266,223

The following table presents a reconciliation of accounts receivable, including embedded derivative features, as of June 30, 2026, and December 31, 2025:

	June 30, 2026	December 31, 2025
Gross accounts receivable, beginning balance	$2,559,072	$14,804,519
Additions / new contracts	3,943,538	26,652,008
Settlements	(3,212,579)	(22,636,869)
Net change in fair value of accounts receivable	(330,801)	(11,711,086)
Change in contract terms	-	(4,549,500)
Gross accounts receivable, ending balance	$2,959,230	$2,559,072
Allowance for doubtful accounts, beginning balance	$(1,292,849)	$(869,906)
Provision for expected credit losses	(308,718)	(422,943)
Allowance for doubtful accounts, ending balance	$(1,601,567)	$(1,292,849)
Net accounts receivable, ending balance	$1,357,663	$1,266,223

In 2025, Open World Inc. entered into an amendment to an existing contract with a third party. The amendment modified certain terms and conditions of the original agreement, including a reduction in the token supply to be delivered under the contract, resulting in a decrease in accounts receivable of $4,549,500.

Credit Risk

Accounts receivable expose the Company to credit risk arising from counterparties’ inability to satisfy amounts due. The Company monitors the creditworthiness of its customers on an ongoing basis and records allowances for expected credit losses based on historical loss experience, the aging of balances, and management’s assessment of current and expected future economic conditions.

For the three months ended June 30, 2026 and 2025, one and two customers accounted for approximately 66% and 38% of total revenue, respectively. For the six months ended June 30, 2026 and 2025, three and four customers accounted for approximately 63% and 66% of total revenue, respectively.

16

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

As of June 30, 2026 and December 31, 2025, four customers and one customer, respectively, each represented more than 10% of the Company’s total accounts receivable balance.

Fair Value Hierarchy

The Company’s accounts receivable - crypto assets, including embedded derivative features, are classified within Level 2 of the fair-value hierarchy under ASC 820. The instruments are valued using observable market prices for the underlying crypto assets, adjusted for contractual lock-up restrictions and related lack-of-marketability discounts.

10.	CRYPTO ASSETS

The Company accounts for crypto assets in accordance with ASU 2023-08, Accounting for and Disclosure of Crypto Assets. Crypto assets are classified as intangible assets and measured at fair value at each reporting date, with changes in fair value recognized in net income.

Crypto assets held for operations are received as a form of payment and are converted to cash or used in the ordinary course of business. Stablecoins, such as USDT, are redeemable on a one-to-one basis for U.S. dollars and are classified as crypto assets held for operations in the Consolidated Balance Sheet.

The following table summarizes the Company’s crypto assets as of June 30, 2026, and December 31, 2025 (in USD):

Category	June 30, 2026			December 31, 2025
	Units	Cost Basis ($)	Fair Value ($)	Units	Cost Basis ($)	Fair Value ($)
Stablecoins	486,646	$486,646	$486,646	340,438	$340,438	$340,438
Tokens	19,812,789	6,111,036	1,123,502	64,111,091	8,737,332	582,549
Total	20,299,435	$6,597,682	$1,610,148	64,451,529	$9,077,770	$922,987

The following table presents a reconciliation of the crypto assets held for operations by the Company as of June 30, 2026, and December 31, 2025:

	June 30, 2026	December 31, 2025
Beginning balance, January 1	$922,987	$8,007,056
Additions (purchases/receipts)	5,909,638	25,198,384
Disposals (sales/payments)	(4,712,976)	(27,253,393)
Net change in gains	972,946	4,888,166
Net change in losses	(1,482,447)	(9,917,226)
Ending balance, June 30 and December 31	$1,610,148	$922,987

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Realized gains	$-	$168,900	$88,089	$1,788,816
Realized losses	-	(555)		(1,740,893)

17

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

The Company’s crypto assets primarily consist of USDT/DKUSD, GWEI, and IO, with de minimis holdings of certain other digital assets received in the ordinary course of business. The following table sets forth, for each crypto asset, the number of units held and the corresponding fair value as of June 30, 2026:

June 30, 2026:

Crypto Assets	Units Held	Fair Value (US$)
USDT/DKUSD/USDC	486,646	486,646
GWEI	6,666,664	836,666
IO	1,312,500	216,956
Other crypto assets(1)	11,833,625	69,880
Total	20,299,435	1,610,148

December 31, 2025:

Crypto Assets	Units Held	Fair Value (US$)
USDT/DKUSD/USDC	340,438	340,438
ERA	727,273	141,091
IO	1,875,000	286,875
Other crypto assets(1)	61,508,818	154,583
Total	64,451,529	922,987
(1)	Includes various other crypto asset balances, none of which individually represented more than 5% of the fair value of total crypto assets held at fair value.

The fair value of the Company’s crypto assets is determined based on quoted prices in active markets (Level 1 inputs) as of the reporting date.

The Company holds crypto assets in self-custodied wallets and with third-party custodians. These balances are not bank deposits and are not insured by the FDIC or SIPC. Accordingly, the Company is subject to custodial, counterparty, and cybersecurity risks in the event of custodian insolvency, security breaches, or technological failures. When crypto assets are disposed of, realized gains and losses are calculated using the FIFO (first-in, first-out) method.

11.	LEASES

The Company leases office space under a non-cancellable operating lease agreement. The lease commenced on April 2, 2024, and has a five-year term expiring on April 1, 2029.

Right-of-Use Assets and Lease Liabilities

The balances of operating lease right-of-use assets and lease liabilities as of June 30, 2026, and December 31, 2025 are as follows:

	June 30, 2026	December 31, 2025
Operating lease Right-of-use asset, net	$840,674	$982,858
Lease Liability:
Operating lease liability, current	295,759	284,651
Operating lease liability, non-current	573,147	723,844
Total operating lease liability	$868,906	$1,008,495

18

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

Maturity of Lease Liabilities

Future lease payments under non-cancellable operating leases as of June 30, 2026, were:

Year	Total ($)
2026	$162,063
2027	331,432
2028	341,381
2029	85,971
Total undiscounted lease payments	$920,847
Less: imputed interest	(51,941)
Present value of lease liability	$868,906

12.	RELATED PARTY TRANSACTIONS

The Company conducts business with certain related parties in the ordinary course of its operations. Related parties include entities affiliated with the Company through common ownership, management, or other relationships, as well as directors, officers, and significant stockholders. These transactions were undertaken as part of the Company’s normal business activities.

The following table summarizes the Company’s transactions with related parties for the three and six months ended June 30, 2026, and June 30, 2025:

	Three months ended June 30,		Six months ended June 30,
Description	2026	2025	2026	2025
Revenue	$2,925,000	$-	$2,925,000	$-
Consulting and management fees	1,352,601	1,388,554	2,769,642	2,925,396
Expenses incurred in relation to consulting fees	97,040	61,639	129,021	85,722
Other income	11,478	-	11,478	-

The following table summarizes the Company’s balances with related parties as of June 30, 2026, and December 31, 2025:

Balances as of	June 30, 2026	December 31, 2025
Outstanding payables, net	$273,117	$337,403
Accounts receivable	236,478	-
Contract asset	2,700,000	-
Loans receivable	7,237	814,369
Notes receivable	201,274	-
Notes payable	1,522,514	-

Outstanding payable balances, net include amounts due to and from related parties and are unsecured, non-interest bearing, and settled in the ordinary course of business. Included in notes receivable as of June 30, 2026 is $201,274 related to notes receivable from a related party. The remaining balance of $125,312 relates to notes receivable from unrelated third parties.

Notes Payable

On January 5, 2026, the Company entered into a loan agreement with Webslinger Holdings Inc., a significant stockholder of the Company, which was amended and restated on May 25, 2026. The Company received loan proceeds of $750,000 on January 16, 2026, an additional advance of $400,000 on April 30, 2026, and a further advance of $350,000 on May 19, 2026, for total principal borrowings of $1,500,000. The loan bears interest at 5.0% per annum and matures on August 4, 2026. The Company may prepay the loan, in whole or in part, at any time before the maturity date without penalty. Subsequent to June 30, 2026, the Company entered into an amendment to the loan agreement extending the maturity date to November 2, 2026.

19

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

Notes Receivable

On January 20, 2026, the Company entered into a strategic partnership agreement with mCloud Technologies Saudi Arabia, an entity affiliated with the Company’s President, related to initiatives involving real-world asset tokenization in the Kingdom of Saudi Arabia. In connection with the arrangement, on January 27, 2026, the Company entered into a promissory note agreement pursuant to which the Company agreed to advance $50,000. Funds were advanced on February 3, 2026. The note bears interest at 3.63% per annum, matures on January 27, 2027, and is repayable on demand by the Company. Subsequently, on May 28, 2026, the Company entered into a second promissory note agreement pursuant to which the Company agreed to advance an additional $150,000. The second note bears interest at 3.85% per annum, matures on May 28, 2027, and is repayable on demand by the Company. Both notes are secured by a first-priority security interest in the borrower’s assets.

Interest expense, net of $19,374 for the six months ended June 30, 2026 (2025: $nil), is presented net of interest income earned during the period. Gross interest expense of $22,514 relates to interest accrued on notes payable. Interest income of $3,140 consists of interest earned on the Company's notes receivable and interest-bearing account balances.

Interest expense, net of $12,694 for the three months ended June 30, 2026 (2025: $nil), is presented net of interest income earned during the period. Gross interest expense of $14,808 relates to interest accrued on notes payable. Interest income of $2,114 consists of interest earned on the Company's notes receivable and interest-bearing account balances.

Loans Receivable

On November 2, 2025, the Company entered into a Master Loan Agreement with Mosaic Capital Inc., an entity for which an officer of the Company serves as a director. The Company lent crypto assets to Mosaic under the agreement. The loan provides for a variable return based on changes in net asset value and may be repaid in cash or crypto assets. The loan is not secured by specific collateral.

The loans receivable are measured at fair value, with changes in fair value recognized in gain or loss. Upon settlement, the difference between the carrying value of the receivable and the value of consideration received is recognized as a realized gain or loss. For the three and six months ended June 30, 2026, the Company recognized a gain of $1,147,575 and a loss of $198,717, respectively, from changes in fair value (three and six months ended June 30, 2025 – $nil and $nil, respectively).

Office sublease arrangements

The Company has office sublease arrangements with Mosaic Capital Inc., an entity for which an officer of the Company serves as a director, and Cara Global Limited, a related party due to relationships between the Company and the entity that provides director services to Cara Global Limited. Under the arrangements, each related party pays 1% of base rent, maintenance charges and other occupancy costs through March 31, 2029. The arrangements are on a pass-through basis, and the Company does not derive any profit.

For the three and six months ended June 30, 2026, the Company recognized rental income of $11,478 and $11,478, respectively (2025: $nil and $nil, respectively), consisting of $7,840 from Mosaic Capital Inc. and $3,638 from Cara Global Limited. As of June 30, 2026, $7,840 and $3,638 were due from Mosaic Capital Inc. and Cara Global Limited, respectively, and included in accounts receivable.

20

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

Eidos Foundation

During the three and six months ended June 30, 2026, the Company provided RWA infrastructure and platform services to Eidos Foundation (the “Foundation”), a related party due to relationships between the Company and the entity that provides director services to the Foundation, and recognized revenue of $2,700,000 and $2,700,000, respectively (2025: $nil and $nil, respectively). As of June 30, 2026, $2,700,000 related to the arrangement was included in contract assets. The Foundation is a separate legal entity and is not owned or controlled by the Company.

Accru Finance Ltd.

During the three and six months ended June 30, 2026, the Company provided finance advisory and related services to Accru Finance Ltd., a related party because its parent company is a significant stockholder of the Company, and recognized revenue of $225,000 and $225,000, respectively (2025: $nil and $nil, respectively). As of June 30, 2026, $225,000 was due from Accru Finance Ltd. and included in accounts receivable.

13.	COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims and legal proceedings in the normal course of business. The Company evaluates these matters on an ongoing basis and records provisions when a loss is considered probable and reasonably estimable, in accordance with ASC 450, Contingencies.

The Company leases office space in the Cayman Islands. Annual lease commitments are disclosed in Note 11.

As of June 30, 2026, and December 31, 2025, the Company had no other material commitments or loss contingencies requiring disclosure.

14.	SHARE CAPITAL

[a]	Authorized capital

The Company is incorporated as an exempted company limited by shares under the Companies Act of the Cayman Islands. Pursuant to its Memorandum of Association, the Company is authorized to issue 500,000,000 ordinary shares, with a par value of $0.0001 per share, representing total authorized share capital of $50,000.

[b]	Ordinary shares issued

Each ordinary share entitles the holder to one vote per share, the right to receive dividends as and when declared by the Board of Directors, and a pro rata share of the residual assets of the Company upon liquidation. Certain ordinary shares issued were subject to Restricted Stock Purchase Agreements with vesting schedules, transfer restrictions, and repurchase rights in favor of the Company.

On October 9, 2025, the Company completed a corporate reorganization (the “Reorganization”) pursuant to which Open World Ltd. became the parent company of Open World Inc. and Webslinger Advisors SEZC Inc. The transaction was accounted for as a reorganization of entities under common control in accordance with ASC 805-50, Business Combinations, and the consolidated financial statements have been retrospectively presented as if the reorganization had occurred on January 1, 2023, with the combining entities reflected at historical carrying values.

On June 17, 2026, the Company cancelled 584 unvested ordinary shares previously issued to a consultant. The shares were returned to the Company and recorded as treasury shares. In connection with the cancellation, the Company incurred a liability to repurchase the unvested ordinary shares.

21

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

As of June 30, 2026, the Company had 126,080 ordinary shares issued, of which 584 shares were held as treasury shares, resulting in 125,496 ordinary shares outstanding. As of December 31, 2025, the Company had 126,080 ordinary shares issued and outstanding, with no treasury shares held.

[c]	Additional paid-in capital

Additional paid-in capital (“APIC”) represents amounts received in excess of the par value of ordinary shares and includes equity-based compensation and other equity transactions.

During the three and six months ended June 30, 2026, the Company recognized stock-based compensation expense of $303,116 and $604,820, respectively, which was recorded in APIC (three and six months ended June 30, 2025 – $nil and $nil, respectively).

As of June 30, 2026, and December 31, 2025, APIC totaled $4,983,923 and $4,379,103, respectively. Changes in APIC for the six months ended June 30, 2026 and 2025 are presented in the consolidated statements of stockholders’ equity.

[d]	Simple agreements for future equity

During the year ended December 31, 2024, the Company issued Simple Agreements for Future Equity (“SAFEs”) to various investors for an aggregate amount of $2,000,000. The SAFEs provide the holder the right to receive shares in the Company upon the occurrence of future equity financing, liquidity event, or dissolution. The Company evaluated the SAFEs under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging, including embedded derivative considerations under ASC 815-15, and concluded the SAFEs qualify for equity classification. Accordingly, the SAFEs are classified within stockholders’ equity in accordance with ASC 505.

Key terms include:

●	Post-Money Valuation Cap: $20,000,000;
●	Conversion: Upon an equity financing, each SAFE converts into the greater of (i) preferred shares based on the financing price, or (ii) SAFE preferred shares based on the SAFE price;
●	Liquidity/Dissolution: In such events, holders receive the greater of (i) their purchase amount, or (ii) the amount payable had the SAFE converted into ordinary shares at the Liquidity Price;
●	Liquidation Priority: Junior to debt, pari passu with other SAFEs and preference shares, and senior to ordinary shares.

During the six months ended June 30, 2026, the Company issued additional SAFEs for proceeds of $1,550,000. The additional SAFEs contain terms substantially consistent with the Company’s existing SAFEs, including conversion, liquidity or dissolution, and liquidation priority provisions, and includes a post-money valuation cap of $150,000,000.

During June 2026, the Company entered into amendment agreements with the holders of its outstanding SAFEs in connection with its planned equity financing. The amendments provide for the conversion of the outstanding SAFEs into ordinary shares upon the initial closing of the financing. The amendments also revised the valuation cap applicable to the $150,000,000 valuation cap SAFE tranche to $135,000,000. The $20,000,000 valuation cap SAFE tranche was otherwise unchanged.

The amendments are contingent upon the closing of the planned financing. Until such time, the SAFEs remain outstanding under their existing terms. If the financing does not occur, the amendments will not become effective.

22

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

[e]	Stock Options and Restricted Shares

The Company adopted an equity incentive plan (the “Plan”) in 2025, which permits the grant of stock options and other equity awards to directors, officers, employees and other eligible participants. Awards under the Plan are subject to vesting conditions determined by the Board of Directors.

Stock Options

On December 10, 2025, the Company granted 13,920 stock options under the Plan. Each option entitles the holder to purchase one ordinary share at an exercise price of $168.67 per share and is subject to service-based vesting conditions.

The grant-date fair value of the options was estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 3.84%, expected volatility of 75%, expected term of six years, and dividend yield of 0%. The weighted-average grant-date fair value was $115.01 per option.

Restricted Shares

On December 10, 2025, the Company issued 25,823 ordinary shares pursuant to Restricted Share Subscription Agreements. The fair value of the restricted shares on the grant-date was $168.67 per share. The shares are subject to service-based vesting conditions for certain recipients, including one-year cliff provisions and vesting periods of either three or four years, as applicable. Certain shares were fully vested upon issuance. Compensation cost is recognized on a straight-line basis over the requisite service period.

As of June 30, 2026, 24,185 restricted shares were vested and 1,638 remained unvested. As of June 30, 2026, total unrecognized compensation cost related to unvested restricted shares was approximately $218,057, which is expected to be recognized over a weighted-average period of approximately 0.5 years.

Stock-based compensation expense for the three and six months ended June 30, 2026 and 2025 was as follows:

	Three months ended June 30,		Six months ended June 30,
Description	2026	2025	2026	2025
Stock options	$128,395	$-	$255,378	$-
Restricted shares	174,721	-	349,442	-
Total stock-based compensation	$303,116	$-	$604,820	$-

[f]	Dilutive common shares

As of June 30, 2026, the Company’s potentially dilutive securities are comprised of the SAFEs noted above. The potential effects thereof are disclosed in Note 15.

[g]	Dividends

During the three and six months ended June 30, 2026 and 2025, the Company declared no dividends. Dividends are recognized when declared by the Board of Directors and are presented as a reduction of retained earnings in the accompanying unaudited interim condensed consolidated financial statements.

[h]	Warrants to issue ordinary shares

As of June 30, 2026, the Company had entered into an agreements that may result in the issuance of up to 3,000,000 warrants in connection with a go-to-market and business development arrangement. However, such warrants had not been issued or outstanding as of June 30, 2026.

23

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

The warrants, if issued, are expected to have an exercise price determined based on a discount to the public offering price of the Company’s shares at the time of a public listing and would become exercisable upon the occurrence of such public listing. The warrants are expected to have a contractual term to be determined at the time of issuance. The Company will evaluate any warrants issued under ASC 815-40 at the time of issuance to determine the appropriate classification as either equity or liability instruments. Based on the expected terms, the Company anticipates that such warrants would qualify for equity classification, as they are expected to require settlement solely in a fixed number of shares of the Company’s ordinary shares and be indexed to the Company’s own stock without features requiring net cash settlement.

If issued, the warrants would be recorded at fair value within additional paid-in capital and would not be subsequently remeasured if classified as equity. Full exercise would result in the issuance of up to 3,000,000 shares, which may be dilutive.

15.	EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share reflects the potential dilution from the assumed exercise or conversion of instruments into ordinary shares, if dilutive.

	Three months ended June 30,		Six months ended June 30,
(in USD, except share data)	2026	2025	2026	2025
Net loss	$(1,249,816)	$(4,161,957)	$(5,859,815)	$(8,905,208)
Weighted-average shares outstanding — basic	125,997	107,964	126,038	109,489
Weighted-average shares outstanding — diluted	125,997	107,964	126,038	109,489
Earnings per share:
Basic and Diluted	$(10)	$(39)	$(46)	$(81)

Diluted earnings per share for the three and six months ended June 30, 2026 excludes the effect of $15,746 potentially dilutive ordinary shares issuable upon conversion of outstanding SAFEs (June 30, 2025: 11,337) because their inclusion would have been anti-dilutive due to the net losses for the periods.

16.	FAIR VALUE MEASUREMENTS

The Company’s financial instruments consist of cash, accounts receivable, other receivables, investments, accounts payable and accrued liabilities, notes payable, lease liabilities, and derivative instruments. Except as noted below, the carrying amounts of these instruments approximate their fair values due to their short maturity. The fair value of long-term lease liabilities also approximates their carrying amounts because of changes in interest rates and the Company’s credit risk since inception has been insignificant.

In addition to financial instruments, the Company holds crypto assets that are measured at fair value in accordance with ASC 350-60, Accounting for and Disclosure of Crypto Assets. Crypto assets are presented separately from financial instruments within the fair value hierarchy tables below.

The Company measures certain financial assets and liabilities at fair value in accordance with ASC 820, Fair Value Measurement, which establishes a hierarchy that prioritizes the inputs used in measuring fair value as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

24

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

Level 2: Inputs other than quoted prices that are observable, either directly or indirectly.

Level 3: Significant unobservable inputs that reflect the Company’s own assumptions about the assumptions that market participants would use.

Fair Value Hierarchy

The following table presents assets and liabilities measured at fair value on a recurring basis as of June 30, 2026, and December 31, 2025 (in USD):

Assets	Level 1	Level 2	Level 3	Total
June 30, 2026
Accounts receivable – crypto assets	$-	$557,354	$-	$557,354
Crypto assets	1,610,148	-	-	1,610,148
Warrants receivable	-	40,888	-	40,888
Investment – current portion	52,373	-	-	52,373
Loans receivable	-	7,237	-	7,237
Total	$1,662,521	$605,479	-	$2,268,000

Assets	Level 1	Level 2	Level 3	Total
December 31, 2025
Accounts Receivable – crypto assets	$-	$1,211,696	-	$1,211,696
Crypto Assets	922,987	-	-	922,987
Shares and warrants receivable	156,000	429,599	-	585,599
Investment – current portion	539,328	-	-	539,328
Loan receivable	-	814,369	-	814,369
Total	$1,618,315	$2,455,664	-	$4,073,979

Change in Presentation - Net Fair Value Adjustments

Effective for the three and six months ended June 30, 2026, the Company has changed the presentation of net fair value adjustments in the unaudited interim condensed consolidated statements of operations and cash flows. Net changes in the fair value of investments, shares and warrants receivable, crypto assets, receivables, and loans receivable are now presented as a single line item, "Change in fair value, net," within other income (expense) for all periods presented. These amounts were presented as separate line items in the unaudited interim consolidated statement of operations for the three months ended March 31, 2026. This change represents a reclassification of presentation only and has no impact on previously reported net loss, total assets, shareholders' equity, or cash flows.

The table below reconciles the amounts presented for the three months ended March 31, 2026 under the prior presentation to the current presentation:

	Prior presentation	Reclassification	As currently presented
Net change in fair value of investments	$(590,657)	$590,657	$-
Net change in fair value of shares and warrants receivable	(1,046,357)	1,046,357	-
Net change in fair value of crypto assets	216,012	(216,012)	-
Net change in fair value of receivable	(367,015)	367,015	-
Net change in fair value of loans receivable	(1,346,292)	1,346,292	-
Change in fair value, net – three months ended March 31, 2026	-	(3,134,309)	(3,134,309)
Change in fair value, net – three months ended June 30, 2026			$(52,559)
Change in fair value, net – six months ended June 30, 2026			$(3,186,868)

25

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

17.	INCOME TAX

The Company is incorporated in the Cayman Islands, which does not impose corporate income and capital gains taxes. Accordingly, no provision for income taxes has been recorded in the accompanying unaudited interim condensed consolidated financial statements.

The Company also has a subsidiary incorporated in the United States that is subject to U.S. federal and state income taxes. However, such subsidiary generated operating losses during the periods presented and no current income tax expense was recorded.

As of June 30, 2026, and December 31, 2025, the Company had no unrecognized tax benefits, and no interest or penalties related to uncertain tax positions have been recognized in the unaudited interim condensed consolidated financial statements.

Deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. As of June 30, 2026 and December 31, 2025, the Company had not recognized material deferred tax assets or liabilities in the accompanying unaudited interim condensed consolidated financial statements.

The Company evaluates tax positions to determine whether they are more likely than not to be sustained upon examination. The Company’s evaluation as of June 30, 2026, and December 31, 2025, did not result in the recognition of any uncertain tax positions.

18.	INVESTMENTS

Current Investments

In August 2025, the Company entered into a Strategic Advisory and Implementation Agreement with IP Strategy Holdings, Inc. (formerly Heritage Distilling Holding Company, Inc.) (“IPST”), pursuant to which the Company was entitled to 5,000 shares of IPST common stock and warrants to purchase 20,000 shares at an exercise price of $4.00 per share as consideration under the arrangement. The shares were fully vested upon issuance. The warrants have a five-year term and vest subject to time-based and market performance conditions.

In August 2025, the Company acquired 17,286 shares of IPST common stock for total consideration of $4,178,407. Share amounts presented herein have been retrospectively adjusted to reflect IPST’s one-for-twenty reverse stock splits completed on November 5, 2025 and April 23, 2026.

During the six months ended June 30, 2026, the Company received an additional 5,000 shares of IPST common stock with a carrying value of $169,000 in settlement of a share receivable. During the three and six months ended June 30, 2026, an additional 3,908 and 10,857 IPST warrants, respectively, vested.

The IPST common shares are measured at fair value using quoted market prices (Level 1), and the warrants are measured at fair value using an option pricing model with observable inputs (Level 2).

26

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

As of June 30, 2026, the carrying value of the Company’s IPST common shares and warrants was $92,761 (December 31, 2025: $1,124,927). During the three and six months ended June 30, 2026, the Company recognized losses of $510,834 and $2,147,848, respectively, from changes in fair value (three and six months ended June 30, 2025: $nil and $nil, respectively).

The following table summarizes the Company’s IPST common shares and warrants as of June 30, 2026:

Assets	IPST Shares receivable	IPST Warrants receivable	Investment in IPST shares	Total
Beginning Balance ($)	$156,000	$429,599	$539,328	$1,124,927
Additions	-	1,115,683	-	1,115,683
Settlement of shares receivable	(169,000)	-	169,000	-
Change in fair value	13,000	(1,504,894)	(655,955)	$(2,147,849)
Ending Balance ($)	$-	$40,388	$52,373	$92,761
Ending Units (warrants and shares)	-	19,375	22,286	41,661

As of June 30, 2026, the carrying value of the Company's IPST common shares and IPST warrants was $92,761. The Company also held other warrants receivable with a carrying value of $500, resulting in total warrants receivable of $40,888 and a total carrying value of current investments and warrants receivable of $93,261.

Non-current Investments

As of June 30, 2026, the Company held non-current investments with a carrying value of $100,348 (December 31, 2025: $100,348), including $100,000 (December 31, 2025: $100,000) in Simple Agreements for Future Equity (SAFEs) issued by two private companies. These non-current investments are accounted for under ASC 321, Investments—Equity Securities, using the measurement alternative, under which they are carried at cost, adjusted for (i) observable price changes in orderly transactions for identical or similar instruments of the same issuer and (ii) impairments. No observable price changes or impairments were identified during the period.

Although these investments are not measured at fair value on a recurring basis, the valuation of such instruments would rely on significant unobservable inputs and therefore would be considered Level 3 within the fair value hierarchy if a fair value measurement were required.

In connection with a SAFE entered into with an unrelated private entity, the Company also received a Token Warrant granting the right to acquire a specified number of tokens upon the occurrence of a future Token Generation Event (“TGE”).

The warrant represents a derivative instrument under ASC 815. As of June 30, 2026, management determined that the warrant’s fair value was $nil due to the lack of an active token market and the uncertainty surrounding the occurrence and timing of any TGE. Accordingly, no fair value change was recognized in earnings during the three and six months ended June 30, 2026, or during the corresponding periods in 2025. The warrant is classified within Level 3 of the fair value hierarchy.

19.	CRYPTO ASSETS AND ASSOCIATED RISKS

There have been no material changes to the risks associated with the Company’s crypto assets from those disclosed in the audited annual consolidated financial statements for the year ended December 31, 2025.

27

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

[a]	Cybersecurity risk

With the increased use of technologies to conduct business, the Company is susceptible to operational, crypto assets and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks include but are not limited to third parties gaining unauthorized access to information technology systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (attempts to make network services unavailable to the normal intended users).

Cyber incidents affecting the Company and its counterparties have the ability to cause disruptions and impact business operations, potentially resulting in interference with the Company’s day-to-day operations. Similar adverse consequences could result from cyber incidents affecting issuers of crypto assets. While the Company has established risk management systems to prevent cyber incidents and business continuity plans in the event of such cyber incidents occurring, there are inherent limitations in such systems and plans including the possibility that certain risks may have not been identified in advance.

[b]	Political, legal, and/or regulatory risk

The legal status of crypto assets may be uncertain. It is unclear whether they constitute property, assets, or rights of any kind. Crypto assets are not backed by governments, and accounts and balances are not subject to any statutory or government protections. Regulation of crypto assets and crypto asset exchanges is currently undeveloped and is likely to rapidly evolve. It is possible that some countries are already considering or may in the future put in place laws, regulations or other actions which may severely impact the Company’s operations. This is particularly the case as crypto assets have grown in popularity and market size. New or changing laws and regulations may have an impact on the Company’s future operations.

[c]	Counterparty and custodian wallet risk

Having crypto assets on deposit or with any third party in a custodial relationship has attendant risks. These risks include potential for security breaches, risk of contractual breach, and risk of loss. The Company may have a high concentration of its crypto assets in one location or with one third party custody provider, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware, compromised private keys, unauthorized access to private key, or cyber-attacks. The Company maintains custody of the unique private keys for all of its customer crypto assets. Such unique private keys control the movement and access of the crypto assets. The Company is responsible for taking such steps as it determines to be required to maintain access to these keys, and prevent exposure from hacking, malware, and general security threats. The theft, loss or destruction of a private key is irreversible and could result in substantial or total loss of crypto assets. The Company has controls in place to mitigate against the risk of unauthorized access to or loss of customer assets within the Company’s self-custodied wallets held on behalf of customers.

[d]	Risk of loss of private key(s)

Crypto assets are controllable only by the possessor of unique private keys relating to the addresses in which the crypto assets are held. The theft, loss or destruction of a private key required to access a crypto asset is irreversible, and such private keys would not be capable of being restored by the Company. Any loss of private keys relating to crypto wallets used to store the Company’s crypto assets (including customer assets) could result in the loss of these crypto assets and customers and other stakeholders could incur substantial, or even total loss.

The Company is responsible for taking such steps as it determines, in its sole judgment, to be required to maintain access to these private keys, and prevent their exposure from hacking, malware and general security threats. To the extent that the security system is penetrated, any loss of crypto assets may adversely affect a stakeholder’s interest in the Company, including customers.

28

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

[e]	Risks relating to crypto asset price volatility

A key risk in trading crypto assets is the rapid fluctuation of their market price. Crypto assets have demonstrated significant volatility.

The price of crypto assets may be affected by a wide variety of complex and difficult to predict factors such as crypto asset supply and demand; rewards and transaction fees for the recording of transactions on the blockchain; difficulties with converting crypto asset to fiat currencies; availability and access to crypto asset service providers (such as payment processors), exchanges, miners or other crypto asset users and market participants; perceived or actual crypto asset network or crypto asset vulnerability; inflation levels; fiscal policy; interest rates; and political, regulatory natural, and economic events.

20.	PROPOSED MERGER TRANSACTION

On February 11, 2026, the Company entered into a definitive merger agreement with VerifyMe, Inc. (“VerifyMe”), a publicly traded company listed on Nasdaq (Nasdaq: VRME), pursuant to which VerifyMe will acquire OpenWorld through a merger transaction. Upon closing, OpenWorld’s stockholders are expected to own approximately 90% of the combined company and VerifyMe’s legacy stockholders approximately 10%, on a fully diluted basis. The board of the combined company is expected to consist of seven directors, with six appointed by OpenWorld and one appointed by VerifyMe.

The proposed transaction is expected to establish a public market platform for OpenWorld’s digital asset and real-world asset tokenization strategy, enabling broader access to capital markets and enhancing the Company’s ability to scale its integrated platform and asset management offerings. Management anticipates that the combined company will be positioned to drive incremental revenue opportunities through the alignment of OpenWorld’s platform capabilities with its expanding ecosystem of strategic partnerships and initiatives.

The transaction is subject to customary closing conditions, including VerifyMe maintaining a minimum cash balance of $1,000,000 at closing. A termination fee of $400,000 is payable under certain circumstances. The transaction had not closed as of the date these unaudited interim condensed consolidated financial statements were issued.

21.	STRATEGIC AGREEMENTS

On May 5, 2026, the Company entered into agreements with Figure Technology Solutions, Inc. related to the tokenization and trading of the Company's equity securities in connection with the proposed VerifyMe merger transaction. The agreements contemplate the use of Figure's Onchain Public Equity Network ("OPEN") to support the issuance, trading and ongoing administration of tokenized equity securities. The agreements did not result in the recognition of any assets or liabilities as of June 30, 2026.

On May 19, 2026, the Company entered into a non-binding letter of intent with Jolt Charge USA Inc. ("JOLT") to pursue a strategic partnership involving the structuring and implementation of a tokenized financing program for JOLT's electric vehicle charging business. Subsequent to the execution of the letter of intent, the parties revised the contemplated transaction structure such that an independent Cayman foundation company established to support the financing program, became the Company's contractual counterparty for the provision of platform, structuring, implementation, and administrative services. Accordingly, the Company entered into a services agreement with the Cayman Foundation governing the scope of those services. The broader financing transaction remains subject to the satisfaction of customary conditions, including completion of definitive financing documentation and funding.

29

Open World Ltd. | Notes to Condensed Consolidated Financial Statements (unaudited)

22.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 11, 2026.

Cancellation of Unvested Ordinary Shares

On July 3, 2026, certain consultant surrendered an aggregate of 464 unvested ordinary shares to the Company pursuant to the termination of their equity arrangement. The surrendered shares were recorded as treasury shares, and the Company completed payment for the repurchase of the unvested ordinary shares.

On July 31, 2026, certain consultant surrendered an aggregate of 1,112 unvested ordinary shares to the Company pursuant to the termination of their equity arrangement. The surrendered shares were recorded as treasury shares, and the Company recognized a liability for the repurchase of the unvested ordinary shares, which remained unpaid as of the date these unaudited interim condensed consolidated financial statements were issued. In addition, 556 outstanding stock options held by a former consultant expired upon termination and were cancelled in accordance with the terms of the Company’s Equity Incentive Plan.

Strategic Investment

On July 23, 2026, the Company received gross proceeds of $500,000 from the issuance of ordinary shares to Merkle Tree Markets Ltd. pursuant to a strategic equity financing. In connection with the financing, the Company entered into a strategic commercial arrangement under which the parties intend to collaborate on digital asset trading, treasury management, token launch support, market-making, and other related strategic initiatives.

The Company evaluated the financing and related agreements as non-recognized subsequent events in accordance with ASC 855, Subsequent Events, and therefore no amounts related to the agreements have been recognized in the accompanying unaudited interim condensed consolidated financial statements.

Share Subscription Facility

On July 24, 2026, the Company entered into definitive agreements with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, "GEM") relating to a share subscription facility of up to $50,000,000. Under the agreements, following the initial listing of the Company's ordinary shares on a nationally recognized U.S. stock exchange and subject to the terms and conditions of the agreements, the Company has the right, but not the obligation, to require GEM to subscribe for ordinary shares over a 36-month period. The agreements also provide for the issuance of a warrant to GEM Yield Bahamas Limited to purchase ordinary shares representing 2.2% of the Company's outstanding ordinary shares upon listing, as well as customary registration rights in respect of shares issuable under the facility. The Company evaluated the execution of these agreements as a non-recognized subsequent event in accordance with ASC 855. Accordingly, no amounts related to these agreements have been recognized in the accompanying unaudited interim condensed consolidated financial statements.

Notes Payable

On August 10, 2026, the Company entered into an amendment to its loan agreement with Webslinger Holdings Inc. to extend the maturity date of the outstanding principal balance of $1,500,000, as discussed in Note 12, from August 4, 2026 to November 2, 2026. All other terms of the loan remained unchanged.

The Company evaluated the amendment as a non-recognized subsequent event in accordance with ASC 855, Subsequent Events. Accordingly, no amounts related to the amendment have been recognized in the accompanying unaudited interim condensed consolidated financial statements.

30

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

On January 2, 2026, VerifyMe entered into the Binding LOI with OpenWorld regarding a proposed merger transaction. On February 11, 2026, we entered into the merger agreement with Merger Sub and OpenWorld, which provides for, among other things, the merger of Merger Sub with and into OpenWorld, with OpenWorld continuing as the surviving corporation and a wholly owned subsidiary of VerifyMe, upon the terms and conditions set forth in the merger agreement and the other transactions contemplated by the merger agreement. At the effective time of the merger, (i) each OpenWorld Shareholder outstanding immediately prior to the effective time of the merger, excluding holders of excluded shares and dissenting shares, each as defined in the merger agreement, will be entitled to receive the number of shares of VerifyMe common stock equal to (x) the number of shares of OpenWorld ordinary shares they hold multiplied by the exchange ratio, as calculated in accordance with the merger agreement; (ii) each holder of OpenWorld SAFEs will be granted the right to receive a number of shares of VerifyMe common stock equal to (x) the Conversion Share Number applicable to such OpenWorld SAFE multiplied by (y) the exchange ratio, without any interest; and (iii) each outstanding OpenWorld Option, whether vested or unvested, shall automatically be converted into an Assumed Option to purchase a share of VerifyMe common stock with the shares underlying each Assumed Option and exercise price being adjusted pursuant to the exchange ratio.

It is anticipated that, upon the effective time of the merger, based on the number of shares of VerifyMe common stock outstanding as of September 18, 2026 (the latest practicable date), current VerifyMe stockholders will hold approximately 10%, OpenWorld Securityholders will hold approximately 87.75% of the combined company, and Maxim will hold approximately 2.25% of the combined company (to the extent the Remaining Fee is paid in shares of common stock of the combined company and assuming a $200 million enterprise value for the combined company).

Anticipated Accounting Treatment of the Merger

The unaudited pro forma condensed combined balance sheet data assumes that the merger took place on June 30, 2026 and combines the historical balance sheets of VerifyMe and OpenWorld as of such date. The unaudited pro forma condensed combined statement of operations and comprehensive loss for the six months ended June 30, 2026 and year ended December 31, 2025 assumes that the merger took place as of January 1, 2025 and combines the historical results of VerifyMe and OpenWorld for the six months and year then ended. The unaudited pro forma condensed combined financial information was prepared in accordance with GAAP and pursuant to the rules and regulations of Article 11 of SEC Regulation S-X. The historical financial statements of VerifyMe and OpenWorld have been adjusted to give pro forma effect to events that are (i) directly attributable to the merger agreement and the other transactions contemplated by the merger agreement, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statement of operations and comprehensive loss, expected to have a continuing impact on the combined company’s results.

The following unaudited pro forma condensed combined financial information is being provided to aid you in your analysis of the financial aspects of the business combination. The following unaudited pro forma condensed combined financial information of VerifyMe and OpenWorld has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information. No management adjustments by VerifyMe’s management have been included by VerifyMe and, therefore, only transaction accounting adjustments are included in the following unaudited pro forma condensed combined financial information, which presents the combination of the historical financial information of VerifyMe and OpenWorld, adjusted to give effect to the merger and certain other related events contemplated by the merger.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2026, and the unaudited pro forma condensed combined statement of operations and comprehensive loss for the six months ended June 30, 2026 and the year ended December 31, 2025, have been prepared using and combining, and should be read in conjunction with, the following, in the case of the balance sheet, giving effect to the merger as if it had been consummated as of June 30, 2026, and in the case of the statement of operations and comprehensive loss, giving effect to the merger as if it had been consummated as of January 1, 2025:

●	VerifyMe’s historical unaudited consolidated financial statements as of and for the six months ended June 30, 2026, included in VerifyMe’s Form 10-Q as filed with the SEC on August 14, 2026;

●	OpenWorld’s historical unaudited consolidated financial statements as of and for the six months ended June 30, 2026, derived from the historical information of OpenWorld included as an exhibit to VerifyMe’s Form 8-K filed with the SEC on September 28, 2026, to which these unaudited pro forma condensed combined financials statements are also attached;

●	VerifyMe’s historical audited consolidated statement of operations and comprehensive loss for the year ended December 31, 2025, included in VerifyMe’s Form 10-K as filed with the SEC on March 31, 2026; and

●	OpenWorld’s historical audited consolidated statement of operations and comprehensive loss for the year ended December 31, 2025, included in VerifyMe’s proxy statement/prospectus and registration statement on Form S-4/A as filed with the SEC on August 11, 2026 and declared effective on August 12, 2026 (the “Registration Statement”).

The unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial condition or results of operations would have been had the merger been completed as of the date indicated. The unaudited pro forma combined condensed financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The unaudited pro forma adjustments represent the estimates of VerifyMe’s and OpenWorld’s management, as applicable, based on information available as of the date of these unaudited pro forma condensed combined financial information.

Actual results may differ materially from the assumptions used to present the unaudited pro forma condensed combined financial information. Management of VerifyMe and OpenWorld have made significant estimates and assumptions in the determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented and are subject to change as additional information becomes available and analyses are performed. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma condensed combined financial information should be read together with VerifyMe’s and OpenWorld’s historical financial statements and related notes thereto, as applicable, and the sections titled “VerifyMe Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “OpenWorld Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in VerifyMe’s Form 10-K and Form 10-Q filed with the SEC on March 31, 2026 and August 14, 2026, respectively, and OpenWorld’s historical financial statements included as an exhibit to VerifyMe’s Form 8-K filed with the SEC on September 28, 2026, to which these unaudited pro forma condensed combined financials statements are also attached and the Registration Statement.

The merger will be accounted for as a reverse merger using the acquisition method of accounting under the provisions of ASC Topic 805, Business Combinations. Under this method of accounting, VerifyMe will be treated as the “acquired” company for financial reporting purposes. Accordingly, the merger will be treated as the equivalent of OpenWorld issuing shares at the closing of the merger for the net assets of VerifyMe as of the closing, accompanied by a recapitalization. The net assets of VerifyMe will be stated at historical cost, with goodwill recorded, as VerifyMe continues as a business.

OpenWorld has been determined to be the accounting acquirer based on the following:

●	OpenWorld’s stockholders will own a substantial majority of the voting rights of the combined company;

●	OpenWorld will designate a majority (six of seven) of the members of the board of directors of the combined company; and

●	OpenWorld’s senior management will hold the majority of key positions in senior management of the combined company.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2026
(in thousands)

	Historical
	Open World Ltd.	VerifyMe Inc.	Accounting Adjustments	Notes	Pro Forma Combined
ASSETS
Current Assets

Cash and cash equivalents	$620	$5,092	$-		$5,712

Accounts receivable, net	1,358	558	-		1,916

Prepayments and other current assets	2,828	499	-		3,327

Shares and warrants receivable	41	-	-		41

Loans receivable, net	334	-	-		334

Investments (current)	52	-	-		52

Total current assets	$5,233	$6,149	$-		$11,382
Non-Current assets

Investments (non-current)	$100	$-	$-		$100

Property and equipment, net	-	13	-		13
Operating lease right-of-use assets, net	841	-	-		841
Crypto assets	1,610				1,610

Intangible assets, net		2,304	-		2,304

Goodwill	-	2,926	2,773	3, 4B	5,699
Interco - Due from WAS Inc. and WH Inc.	-	-	-		-

Total Assets	$7,784	$11,392	$2,773		$21,949

LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities

Accounts Payable	$4,693	$342	$-		$5,035

Notes Payable – related party	1,523	-	-		1,523
Accrued expenses and other current liabilities	650	331	-		981
Current portion of operating lease liabilities	296				296
Convertible Note - related party, current	-	400	-		400

Convertible Note, current	-	350	-		350

Total current liabilities	$7,162	$1,423	$-		$8,585
Non-Current liabilities					-
		-	-
Non-current portion of operating lease liabilities	573	-	-		573

Total non-current liabilities	$573	$-	$-		$573

Total Liabilities	$7,735	$1,423	$-		$9,158

Common Stock	$-	$14	$(8)	4A, 4D	$6

Additional paid-in-capital	4,984	102,192	(82,662)	4A, 4J	24,514

Treasury Stock	-	(475)	475	4A	-
Simple Agreements for Future Equity (SAFEs)	3,550	-	(3,550)	4D	-

Dividends	(9,450)	-	-		(9,450)
Retained Earnings (Accumulated Deficit)	965	(91,762)	88,519	4A, 4K	(2,278)

Total Equity	$49	$9,969	$2,774	4A	$12,791
Total Liabilities and Stockholders’ Equity	$7,784	$11,392	$2,774		$21,949

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Statement of Operations
For the Six months Ended June 30, 2026
(in thousands, except share and per share data)

	Historical
	Open World Ltd.	VerifyMe Inc.	Accounting Adjustments		Notes	Pro Forma Combined
Revenue

Revenue	$7,765	$3,680		$-		$11,445
Cost of sales

Cost of Sales	$343	$1,699		$-		$2,042

Gross profit	$7,422	$1,981		$-		$9,403

Operating expenses						-
Management and technology	3,652	1,177		(82)	4H	4,747

General and administrative	6,524	1,831		(748)	4I	7,607

Sales and marketing	-	296		-		296

Total operating expenses	$10,176	$3,304		$(830)		$12,650
Income (loss) from operations	$(2,754)	$(1,323)		$830		$(3,247)
Other income (expense)
Interest and other income (expense), net	(8)	139		-		131
Change in fair value of shares and warrants receivable	(1,491)	-		-		(1,491)
Change in fair value of investments	(656)	-		-		(656)
Realized gain (loss) on digital assets	88	-		-		88
Unrealized gain (loss) on digital assets	(510)	-		-		(510)
Change in fair value of accounts and loans receivable	(530)	-		-		(530)

Total other income (expense)	$(3,107)	$139		$-		$(2,968)

Net loss	$(5,860)	$(1,184)		$830		$(6,215)

Net loss per share:
Basic and diluted	$(46.52)	$(0.89)	$			$(0.55)

Weighted average common shares outstanding
Basic and diluted	126,038	1,335,989		9,866,567	4L	11,328,594

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Statement of Operations and Comprehensive Loss
For the Year Ended December 31, 2025
(in thousands, except share and per share data)

	Historical
	Open World Ltd.	VerifyMe Inc.	Accounting Adjustments	Notes	Pro Forma Combined
Revenue
Revenue	$35,748	$16,398	$-		$52,146
Cost of sales
Cost of Sales	$5,235	$10,077	$-		15,312
Gross profit	$30,513	$6,321	$-		$36,834
Operating expenses
Segment management and technology	7,793	3,138	(549)	4G	10,382
General and administrative	7,456	3,416	748	4I	11,620
Sales and marketing	-	987	-		987
Goodwill and intangible asset impairment	-	3,850	(1,062)	4F	2,788
Total operating expenses	$15,249	$11,391	$(863)		$25,777
Income (loss) from operations	$15,264	$(5,070)	$863		$11,057
Other income (expense)
Interest and other income (expense), net	(47)	165	-		118
Change in fair value of shares and warrants receivable	(3,529)	-	-		(3,529)
Change in fair value of investments	(3,639)	-	-		(3,639)
Realized gain (loss) on digital assets	(4,375)	-	-		(4,375)
Unrealized gain (loss) on digital assets	(8,155)	-	-		(8,155)
Change in fair value of accounts and loans receivable	(15,749)	-	-		(15,749)
Total other income (expense)	$(35,494)	$165	$-		$(35,329)
Net loss	$(20,230)	$(4,905)	$863		$(24,272)

Change in fair value of interest rate, swap	$-	$(12)	$-		$(12)

Total Comprehensive Loss	$(20,230)	$(4,917)	$863		$(24,284)

Net loss per share:
Basic and diluted	$(188.99)	$(3.90)			$(2.03)

Weighted average common share outstanding
Basic and diluted	107,042	1,261,952	10,592,906	4L	11,961,982

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1: Basis of presentation

The historical financial information and statements of operations and comprehensive loss for both VerifyMe and OpenWorld as of and for the six months ended June 30, 2026 and the year ended December 31, 2025, was prepared in accordance with US GAAP. The two companies will combine through a reverse merger transaction. As a result, the merger adjustments included in the unaudited pro forma condensed combined balance sheet and statements of operations and comprehensive loss as of and for the six months ended June 30, 2026 and the year ended December 31, 2025, reflect the impact of the merger transaction, and align VerifyMe’s historical financial statement balances with the presentation of OpenWorld’s historical consolidated financial statements. In preparing the unaudited pro forma condensed combined financial statements, certain reclassifications have been made to the historical financial statements of VerifyMe and OpenWorld to conform presentation. These reclassifications had no impact on total assets, total liabilities, total stockholders' equity, or net loss, but were made to align financial statement line items and disclosures for consistency.

The unaudited pro forma condensed combined balance sheet and statements of operations and comprehensive loss assume the merger has occurred as of June 30, 2026 and January 1, 2025, respectively, and any transactions which are triggered by the merger (Note 4) are also included in the presentation. In addition, certain components of OpenWorld’s results, including changes in the fair value of digital assets, receivables, investments, and derivative instruments, are non-cash in nature and may introduce significant volatility to reported earnings. VerifyMe’s management believes that separating operating results from these non-cash fair value changes provides additional context for understanding the Company’s performance on a pro forma basis.

Note 2: Accounting Policies

Accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications. The accounting policies of VerifyMe may materially vary from those of OpenWorld. During preparation of the unaudited pro forma condensed combined financial information, VerifyMe’s management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies. Following the closing, a more detailed review and comparison of the two companies’ accounting policies will be performed. As a result, additional differences between the accounting policies of the two companies may be identified that, when conformed, could have had a material impact on the accompanying unaudited pro forma condensed combined financial information.

Note 3: Preliminary Purchase Consideration Allocation

Because OpenWorld is treated as the acquiring company for accounting purposes, OpenWorld’s assets and liabilities are recorded at their carrying amounts prior to the closing and the historical operations that are reflected in the unaudited pro forma condensed combined financial information are those of OpenWorld. VerifyMe’s assets and liabilities are measured and recognized at their fair values as of the date of the closing and combined with the assets, liabilities and results of operations of OpenWorld following the closing. The purchase consideration has been determined using the share price of VerifyMe common stock on September 18, 2026 of $7.95 and the number of shares of combined company common stock that would be issued to VerifyMe stockholders to achieve the same ownership ratio of the combined company. If the transaction had occurred on June 30, 2026, the estimated preliminary fair values of the identifiable assets and liabilities (and related tax impacts) of the combined company and the purchase consideration would be as follows (in thousands):

Assets acquired:
Cash and cash equivalents	$5,092
Accounts receivable, net	558
Prepaids and other current assets	499
Property and equipment, net	13
Intangible assets, net	2,304
Total assets	8,466

Total liabilities assumed:	$(1,423)
Net assets acquired	$7,043
Estimated purchase consideration	$12,742
Goodwill	$5,699

The consideration for the merger is summarized below, assuming the merger occurred on January 1, 2025, and assuming no shares were issued to Maxim as compensation for the Remaining Fee:

Shares of combined company common stock issued to OpenWorld stockholders in connection with the merger at an exchange ratio resulting in OpenWorld Securityholders collectively owning approximately 90.0% of the combined company common stock, on a fully diluted basis	14,424,489
Shares of combined company common stock held by VerifyMe stockholders, upon the effectiveness of the merger, collectively representing approximately 10.0% of the combined company common stock, on a fully diluted basis	1,602,721
Total shares of combined company common stock	16,027,210
VerifyMe stock price on September 18, 2026	$7.95
Total combined company market cap	$127,416,320
Purchase consideration to VerifyMe stockholders (10% of combined company market cap)	$12,741,632

The purchase consideration, for the purposes of presenting the accompanying unaudited pro forma condensed combined financial statements, will depend on the market price of VerifyMe common stock on the date of closing. The following table illustrates the effects of change in the price of VerifyMe common stock and the resulting impact on the purchase consideration:

	Price per Share of VerifyMe Common Stock	Purchase Consideration (in thousands)
As presented	$7.95	$12,742
20% increase	$9.54	$15,290
20% decrease	$6.36	$10,193
40% increase	$11.13	$17,838
40% decrease	$4.77	$7,645

Note 4. Adjustments to the Unaudited Pro Forma Condensed Combined Financial Statements

Adjustments included in the column under the heading “Accounting Adjustments” are primarily based on information contained within the merger agreement. Further analysis will be performed after the completion of the merger to confirm these estimates or make adjustments in the final purchase price allocation, as necessary.

Given VerifyMe’s history of net losses and valuation allowance, management assumed a statutory tax rate of 0%. Therefore, the pro forma adjustments to the condensed combined statements of operations and comprehensive loss resulted in no additional income tax adjustment to the pro forma financials. Certain components of OpenWorld’s results, including changes in the fair value of digital assets, receivables, investments, and derivative instruments, are non-cash in nature and may introduce significant volatility to reported earnings.

The unaudited pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2026:

A.	To eliminate VerifyMe’s pre-merger equity balances including preferred and common stock, treasury stock, additional paid-in capital, and accumulated deficit.

B.	To record a preliminary estimate of goodwill arising from the excess of the estimated purchase consideration over the fair value of VerifyMe assets acquired and liabilities assumed by OpenWorld.

C.	To record VerifyMe non-recurring share based compensation expense related to the acceleration of vesting upon change of control. This pro forma adjustment is not reflected in the unaudited pro forma condensed combined statement of operations and comprehensive loss because these amounts are not expected to have a continuing effect on the operating results of the combined company.

D.	To record the adjustments for (i) VerifyMe’s weighted-average common stock outstanding, (ii) the conversion of VerifyMe convertible preferred stock to common stock, and (iii) the conversion of OpenWorld shares, options and warrants for the purchase of OpenWorld stock to VerifyMe common stock.

To record the following adjustments to Open World and Verify Me stock based on the illustrative exchange ratio and the pro forma capitalization of the combined company on a fully diluted basis:

As of September 18, 2026	Pre-Merger Shares	Exchange Ratio	Post-Merger Shares	Post-Merger Percentage of Shares
OpenWorld Shareholders	150,397	77.17	11,605,586	72.4%
Holders of OpenWorld Options	27,127	77.17	2,093,291	13.1%
Holders of OpenWorld Warrants	4,730	77.17	365,000	2.3%

Maxim	4,673	77.17	360,612	2.2%
	186,927		14,424,489	90.0%

VerifyMe Shareholders	1,316,520	1.00	1,316,520	8.2%
VerifyMe Preferred Shareholders	0.85	16,994	14,445	0.1%
Holders of VerifyMe Restricted Stock Units	108,879	1.00	108,879	0.7%
Holders of VerifyMe Warrants	155,524	1.00	155,524	1.0%

Restricted Stock Award upon Effective Time	7,353	1.00	7,353	0.1%
	1,588,276		1,602,721	10.0%

Total Common Stock of combined company at .001 par value per Share			16,027,210	$16,027

E.	To record share-based compensation expense resulting from the issuance of warrants in connection with certain consulting agreements, to be effective upon closing of the Merger. This pro forma adjustment is not reflected in the unaudited pro forma condensed combined statements of operations and comprehensive loss because these amounts are not expected to have a continuing effect on the operating results of the combined company.

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss for the year ended December 31, 2025:

F.	To eliminate VerifyMe’s one-time expense and write-off related to the goodwill impairment recorded in the historical audited statement of operations and comprehensive loss. This expense will not have a continuing effect on the operating results of the combined company.

G.	To eliminate VerifyMe’s pre-merger intangible asset amortization expense and record a preliminary estimate of post-merger amortization expense based on the acquired fair value of the assets.

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2026:

H. To record estimated post-merger amortization expense based on the acquired fair value of the assets.

I. To reclassify VerifyMe transaction costs incurred in the quarter ended June 30, 2026 to the period ended December 31, 2025 that are not considered recurring and will not have a continuing effect on the operating results of the combined company.

Summary of Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet and Statement of Operations for the six months ended June 30, 2026:

J.	The pro forma adjustments to additional paid-in capital noted above include:

To record the following adjustments to additional paid-in capital (in thousands):	June 30, 2026
Elimination of VerifyMe's additional paid-in-capital (A)	$(102,192)
Record purchase of VerifyMe historical net assets and liabilities (B)	7,043
Reflect VerifyMe's remaining stock post-merger (B)	5,699
Acceleration of stock-based compensation for accelerated RSU’s (C)	410
Record OpenWorld post-merger Common Stock (D)	(16)
Reclassify OpenWorld SAFE’s upon issuance of Common Stock (D)	3,560
Record OpenWorld warrant expense (E)	1,142
Impact of merger adjustments to FY 2025 income (F, G, I)	863
Impact of merger adjustments to Q1 and Q2 2026 income (H, I)	830
Total adjustment to additional paid-in-capital	$(82,662)

K.	The pro forma adjustments to retained earnings (accumulated deficit) include:

To record the following adjustments to accumulated deficit (in thousands):	June 30, 2026
Elimination of VRME's accumulated deficit (A)	$91,763
Impact of stock-based compensation expense for accelerated RSU's (C)	(410)
Impact of OW warrant expense (E)	(1,142)
Elimination of VRME goodwill impairment charge (F)	(1,062)
Impact of VRME amortization expense adjustment (G, H)	(630)
Total adjustment to accumulated deficit	$88,519

L.	Calculation of weighted-average shares outstanding to reflect the adjustments for VerifyMe’s weighted-average common stock outstanding and the conversion of VerifyMe’s preferred stock outstanding based on the estimated exchange ratio. In the reverse acquisition, OpenWorld is the accounting acquirer. Accordingly, the pro forma weighted-average shares outstanding reflect the legal capital structure of VerifyMe, adjusted using the exchange ratio as if the shares had been outstanding for all periods presented.

Six months Ended June 30, 2026
Historical OW weighted-average shares of common stock outstanding	126,038
Application of exchange ratio to historical OW weighted-average shares outstanding	77.17
Adjusted OW weighted-average shares outstanding	9,725,873
Historical VRME weighted-average shares of common stock outstanding	1,602,721
Total weighted-average shares outstanding	11,328,594

Year Ended December 31, 2025
Historical OpenWorld weighted-average shares of common stock outstanding	107,042
Application of exchange ratio to historical OpenWorld weighted-average shares outstanding	95.88
Adjusted OpenWorld weighted-average shares outstanding	10,263,267
Historical VerifyMe weighted-average shares of common stock outstanding	1,698,633
Total weighted-average shares outstanding	11,961,982

Note 5: Pro Forma Earnings (Loss) per Share

The following table sets forth the combined company’s pro forma basic and diluted loss per share for the period presented. The pro forma net loss reflects the impact of the business combination between OpenWorld and VerifyMe, as required under Article 11 of Regulation S-X. Pro forma weighted average shares outstanding give effect to the assumed issuance of VerifyMe common stock, conversion of OpenWorld equity interests, and other equity-class adjustments as if the transaction had occurred at the beginning of the period presented. Because the combined company reported a net loss for the period presented, all potentially dilutive securities were anti-dilutive and therefore excluded from the computation of diluted loss per share. Accordingly, basic and diluted loss per share are the same.

Loss per share, basic and diluted (in thousands, except per share data)	Six months Ended June 30, 2026
Pro forma net loss	$(6,215)
Weighted average shares outstanding pro forma, basic and diluted	11,328,594
Loss per share, basic and diluted	$(0.55)

Loss per share, basic and diluted (in thousands, except per share data)	Year Ended December 31, 2025
Pro forma net loss	$(24,272)
Weighted average shares outstanding pro forma, basic and diluted	11,961,900
Loss per share, basic and diluted	$(2.03)

Note 6: Digital Assets and Non-Cash Impact

OpenWorld accounts for its crypto assets in accordance with ASC Topic 350-60, Accounting for and Disclosure of Crypto Assets, which requires measurement at fair value with changes recognized in net income. As a result, the Company’s results of operations include significant non-cash gains and losses driven by changes in market prices of digital assets.

For the six months ended June 30, 2026 and the year ended December 31, 2025, the Company recognized the following non-cash gains (losses) related to the fair value measurement of digital assets (in thousands):

Six months Ended June 30, 2026
Realized gain on crypto assets sales	$88
Unrealized loss from fair value changes	(510)
Total crypto-related impact to earnings	$(422)

Year Ended December 31, 2025
Realized loss on crypto assets sales	$(4,375)
Unrealized loss from fair value changes	(8,155)
Total crypto-related impact to earnings	$(12,530)

Unrealized gains (losses) are primarily non-cash in nature and are driven by changes in market prices.

Note 7: Adjusted EBITDA

The following tables provide a reconciliation of Net Loss, the most directly comparable financial measurement calculated and presented in accordance with GAAP, to Adjusted EBITDA for the periods ended June 30, 2026 and December 31, 2025, respectively.

Unaudited Pro Forma Combined Adjusted EBITDA (Non GAAP)
For the Six months Ended June 30, 2026
(in thousands, except share and per share data)

	Historical
	Open World Ltd.		VerifyMe Inc.	Accounting Adjustments		Notes	Pro Forma Combined
Net Loss		$(5,863)	$(1,184)		$830		$(6,217)

Depreciation & Amortization	$		$132	$			$132
Interest (Income) Expense		8	(139)				(131)
Stock Based Compensation		605					605
Fair value of RSU’s in exchange for services			77				77
Non-recurring charges related to Merger, net		2,695	474		(830)	4H, 4I	2,339
Change in fair value of investments and share and warrant receivable		2,148					2,148

Adjusted EBITDA		$(407)	$(640)		$-		$(1,047)

Unaudited Pro Forma Combined Adjusted EBITDA (Non GAAP)
For the Year Ended December 31, 2025
(in thousands, except share and per share data)

	Historical
	Open World Ltd.	VerifyMe Inc.	Accounting Adjustments		Notes	Pro Forma Combined
Net Loss	$(20,230)	$(4,905)		$863		$(24,272)

Depreciation & Amortization	$-	$984	$			$984
Interest (Income) Expense	47	(214)				(167)
Stock Based Compensation	4,378	86				4,464
Fair value of RSU’s in exchange for services	-	715				715
Severance	-	112				112
Impairments	-	3,850		(1,062)	4F	2,788
Non-recurring charges related to Merger, net	1,603	456		199	4G, 4I	2,258
Gain on derecognized liability	-	(109)				(109)
Loss on disposal of fixed assets	-	58				58
Change in fair value of investments and share and warrant receivable	7,168	-				7,168
Non-cash contractual adjustment	4,550	-				4,550
Dividend-related	$2,984	$-	$			$2,984

Adjusted EBITDA	$500	$1,033		$-		$1,533